Exhibit 99.1

ASSET PURCHASE AND SALE AGREEMENT
(SE SASKATCHEWAN ASSETS)

BETWEEN

ARC RESOURCES LTD.

(As Vendor)

- and -

SPARTAN ENERGY CORP.

(As Purchaser)

Dated as of November 17, 2016

Article 6 INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES AND OTHER MATTERS	32
6.1 Vendor's Indemnities for Representations and Warranties	32
6.2 Purchaser's Indemnities for Representations and Warranties	32
6.3 Future Obligations	33
6.4 Purchaser's Environmental Indemnity	33
6.5 Time Limitation	33
6.6 Limitation of Remedies	34
6.7 Procedures - General Indemnities	34
Article 7 RIGHTS OF FIRST REFUSAL	36
7.1 Rights of First Refusal	36
Article 8 SEISMIC Data	38
Article 9 PRE-CLOSING PERIOD	38
9.1 Maintenance of Assets	38
9.2 Lease Rental Payments	39
9.3 Interim Period Notices	40
9.4 Purchaser Indemnity	40
9.5Insurance Matters	40
9.6 Competition Act Filing	40
Article 10 Post-Closing Matters	41
10.1 Post-Closing Matters	41
10.2 Delivery of Title and Operating Documents and Miscellaneous Interests	42
10.3 Removal of Signs	42
10.4 Limitation of Liability for Post-Closing Operations	42
Article 11 Due Diligence REVIEW	43
11.1 Due Diligence	43
Article 12 EMPLOYEE AND CONTRACTOR MATTERS	43
12.4 Privacy Matters	43
Article 13 GENERAL	44
13.1 Further Assurances	44
13.2 Land Contracts (Actions) Act and Limitation of Civil Rights Act	44
13.3 Entire Agreement	44
13.4 Governing Law	45
13.5 Assignment; Enurement	45
13.6 Time of Essence	45
13.7 Notices	45
13.8 Invalidity of Provisions	46
13.9 Waiver	46
13.10 Survival; No Merger	46
13.11 Amendment	46
13.12 Confidentiality and Public Announcements	46
13.13 Financial Information	47
13.14 Costs Incurred for Financial Information	48
13.15 Counterpart Execution	48

Schedules:

Schedule A - Part 1 - Lands, Petroleum and Natural Gas Rights

Part 2 - Wells
Part 3- Transportation, Sale and Handling Agreements

Schedule B - Material Contracts

Schedule C - Major Facilities and Pipelines

Schedule D - Outstanding AFEs

Schedule E - Form of General Conveyance

Schedule F - Form of Officer's Certificate

Schedule G - Disclosed Matters

Part 1 - Identified ROFRs

Part 2 - Lawsuits, Claims and Other Disclosed Matters

Schedule H - Form of Deposit Escrow Agreement

Schedule I - Whitemap Area

Schedule J - Form of ROFR Escrow Agreement

Schedule K - Seismic Data

Schedule L - Form of Seismic License Agreement

ASSET PURCHASE AND SALE AGREEMENT
(SE SASKATCHEWAN ASSETS)

THIS AGREEMENT made as of November 17, 2016.

BETWEEN:

ARC RESOURCES LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Vendor")

- and -

SPARTAN ENERGY CORP., a body corporate incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Purchaser")

WHEREAS Vendor wishes to sell the Assets to Purchaser, and Purchaser wishes to purchase the Assets from Vendor, subject to and in accordance with the terms and conditions of this Agreement.

NOW THEREFORE the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

 In this Agreement, unless the context otherwise requires:

(a)	"Abandonment and Reclamation Obligations" means all past, present and future Losses and Liabilities and other duties and obligations, whether arising under contract, Applicable Law or otherwise, relating to:
(i)	the abandonment of the Wells and restoration and reclamation of the surface sites thereof and any other lands now or previously used to gain access thereto;
(ii)	the closure, decommissioning, dismantling and removal of the Tangibles, including any wells, structures, buildings, pipelines, facilities, equipment and other tangible depreciable property and assets located within, on or under the Lands or lands pooled or unitized therewith that are now, or that were previously used in respect of Petroleum Substances produced or previously produced from the Whitemap Area, the Lands or lands pooled or unitized therewith, together with the restoration and reclamation of the Lands or lands pooled or unitized therewith, on or in which any of the foregoing are or were located and any other lands used to gain access thereto;
(iii)	the restoration, remediation or reclamation of the surface or subsurface of any lands other than those lands described in paragraphs (i) and (ii) and specifically relating to, used or previously used to gain access to, the Assets; and

2

(iv)	the restoration, remediation or reclamation of the surface or subsurface of lands described in paragraphs (i), (ii) and (iii) affected by seismic or other geological or geophysical exploration activities conducted by or on behalf of Vendor or its Affiliates.
(b)	"Accounting Firm" means a nationally or internationally recognized firm of chartered accountants as may be selected by the Parties.
(c)	"AFEs" means authorities for expenditure, cash calls, operations notices, amounts budgeted pursuant to joint operating agreements, unit agreements, mail ballots and similar notices and calls for funds.
(d)	"Affiliate" means, with respect to a particular Person, another Person that controls, is controlled by, or is under common control with that particular Person. For the purposes of this definition, a Person "controls" another Person (other than an individual) if the first Person:
(i)	holds more than 50% of the voting securities of such other Person; or
(ii)	has power to appoint a majority of the board of directors or comparable body of such other Person; or
(iii)	is entitled to more than 50% of the profits of such other Person or, in the event of a dissolution, to more than 50% of the assets of such other Person; or
(iv)	otherwise has the power to direct or cause the direction of management or policies of such other Person,

in each case, regardless of whether such right or power is held or exercisable directly or through intermediaries or whether such right or power is held beneficially or as a trustee, guardian or similar capacity. In addition, if such other Person is a partnership and all of the partners therein would be considered "Affiliates" of each other as provided above in this Clause 1.1(d), such partnership shall be deemed to be an Affiliate of each such partner and each other Person that is or would be deemed to be an Affiliate of each such partner.

(e)	"Agreement" means this Asset Purchase and Sale Agreement, including the attached Schedules.
(f)	"Applicable Law" means, in relation to any Person, property or circumstance:
(i)	all laws and statutes, including regulations, rules, by-laws, ordinances and other statutory instruments enacted thereunder;
(ii)	all judgments, decrees, rulings and orders of courts, tribunals, commissions and other similar bodies of competent jurisdiction;
(iii)	all orders, rules, directives, policies and guidelines having force of law issued by any Governmental Authority;
(iv)	requirements of Stock Exchange; and
(v)	all terms and conditions of any Permits,

that are in effect as of the relevant time and are applicable to such Person, property or circumstance.

3

(g)	"Applicable Privacy Laws" means any and all applicable laws relating to privacy and the collection, use and disclosure of Personal Information in all applicable jurisdictions, including but not limited to the Personal Information Protection and Electronic Documents Act (Canada) and/or any comparable provincial law including the Personal Information Protection Act (Alberta).
(h)	"Assets" means Vendor's interest in and to all property, assets and rights relating to or located within, upon or under the Lands, including the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests.
(i)	"Base Purchase Price" has the meaning ascribed to that term in Clause 2.4(a).
(j)	"Business Day" means a day, other than a Saturday, a Sunday or a statutory holiday in Calgary, Alberta, on which banks are open generally to conduct commercial business in Calgary, Alberta.
(k)	"Claim" means any claim, demand, lawsuit, action, proceeding, notice of non-compliance or violation, order or direction, arbitration or governmental proceeding or investigation.
(l)	"Claiming Party" has the meaning ascribed to that term in Clause 6.7.
(m)	"Closing" means the completion of the Transaction.
(n)	"Closing Date" means the later of:
(i)	December 8, 2016; and
(ii)	the third Business Day following the day on which Competition Act Approval has been obtained,

or any other Business Day as Vendor and Purchaser may agree, provided that, following Closing, references to the "Closing Date" shall mean the date on which Closing actually occurred.

(o)	"Closing Place" means the offices of Vendor or any other place as Vendor and Purchaser may agree.
(p)	"Closing Purchase Price" has the meaning set forth in Clause 2.4(c).
(q)	"Closing Statement" has the meaning ascribed to that term in Clause 2.6(c).
(r)	"Closing Time" means 11:00 a.m. on the Closing Date or any other time as Vendor and Purchaser may agree.
(s)	"Commissioner" means the Commissioner of Competition appointed under the Competition Act or any person authorized to exercise the powers and perform the duties of the Commissioner of Competition.
(t)	"Competition Act" means the Competition Act (Canada) R.S.C. 1985, c.C-34, as amended and any regulations made thereunder.
(u)	"Competition Act Approval" means that with respect to the Competition Act, prior to the Closing Time, Competition Act Notice has been given and:

4

(i)	the Commissioner shall have issued, and Purchaser shall have received, an advance ruling certificate pursuant to section 102 of the Competition Act in respect of the Transaction in form and substance acceptable to the Parties, acting reasonably; or
(ii)	Purchaser shall have received a No Action Letter, and
(A)	the relevant waiting period in section 123 of the Competition Act shall have expired or been earlier terminated; or
(B)	the obligation to give the requisite notice has been waived by the Commissioner or a Person authorized by the Commissioner pursuant to subsection 113(c) of the Competition Act; and

in addition to the occurrence of (i) or (ii)(A) or (B) above, in the interim period prior to the Closing Time, there shall have been no threatened or actual application by the Commissioner for an order under section 92, section 100 or section 104 of the Competition Act.

(v)	"Competition Act Notice" means notification of the Transaction pursuant to: (i) a written request for the Commissioner to issue an advance ruling certificate under section 102 of the Competition Act or alternatively a No Action Letter and waiver pursuant to section 113(c) of the Competition Act; or (ii) section 114 of the Competition Act, including information required to be supplied pursuant to a request under section 114(2) of the Competition Act.
(w)	"Confidentiality Agreement" means the agreement entitled "Confidentiality Agreement" dated September 16, 2016 between Vendor and Purchaser.
(x)	"Consequential Losses" means any consequential, incidental, punitive, special, exemplary or indirect damages, cost or deferred profits or revenues, loss of business opportunity, losses based on loss of use or other business interruption losses and damages.
(y)	"Deposit" has the meaning ascribed thereto in Clause 2.4(b).
(z)	"Deposit Escrow Agreement" means the deposit escrow agreement dated the date hereof and concurrently entered into among Vendor, Purchaser and the Escrow Agent substantially in the form attached hereto as Schedule H pursuant to which Purchaser has concurrently paid the Deposit to the Escrow Agent which shall be held and disbursed in accordance with the terms thereof and of this Agreement.
(aa)	"ECON" means the Saskatchewan Ministry of Economy, or any successor thereto having jurisdiction over the Assets or certain of them and the operation thereof.
(bb)	"Effective Time" means 12:01 a.m. on October 1, 2016.
(cc)	[Redaction - Definition related to redacted section]
(dd)	[Redaction - Definition related to redacted section]
(ee)	[Redaction - Definition related to redacted section]
(ff)	"Encumbrance" means a Security Interest, an option to purchase, a farm-out agreement under which earning has not occurred, a royalty, a net profits interest, a carried working interest, a right to convert a royalty to a working interest on payout of a well, a penalty or forfeiture arising as a result of non-participation in a drilling or other operation and any other adverse claim or encumbrance, whether similar or dissimilar to the foregoing.

5

(gg)	"Environment" means the components of the earth and includes ambient air, land, surface and sub-surface strata, groundwater, lake, river or other surface water, all layers of the atmosphere, all organic and inorganic matter and living organisms, and the interacting natural systems that include such components.
(hh)	"Environmental Liabilities" means all past, present and future Losses and Liabilities, Claims and other duties and obligations, whether arising under contract, Applicable Law or otherwise, arising from, relating to or associated with:
(i)	Abandonment and Reclamation Obligations;
(ii)	any damage, pollution, contamination or other adverse situations pertaining to the Environment howsoever and by whomsoever caused and regardless of whether such damage, pollution, contamination or other adverse situations occur or arise in whole or in part prior to, at or subsequent to the date of this Agreement;
(iii)	the presence, storage, use, holding, collection, accumulation, assessment, generation, manufacture, processing, treatment, stabilization, disposition, handling, transportation, release, emission or discharge of Petroleum Substances, oilfield wastes, water, hazardous substances, environmental contaminants and all other substances and materials regulated under any Applicable Law, including any forms of energy, or any corrosion to or deterioration of any structures or other property;
(iv)	compliance with or the consequences of any non-compliance with, or violation or breach of, any Applicable Law pertaining to the Environment or to the protection of the Environment;
(v)	sampling, monitoring or assessing the Environment or any potential impacts thereon from any past, present or future activities or operations; or
(vi)	the protection, reclamation, remediation or restoration of the Environment,

that relate to or arise by virtue of the Assets or the ownership thereof or any past, present or future operations and activities conducted in connection with the Assets, the Lands, or any lands pooled or unitized therewith, including any seismic programs conducted by or on behalf of Vendor or its Affiliates.

(ii)	"Escrow Agent" means Vendor's Counsel, in its capacity as Escrow Agent pursuant to the Deposit Escrow Agreement or the ROFR Escrow Agreement, whichever is applicable.
(jj)	"Escrow Assets" has the meaning ascribed to that term in Clause 7.1(g).
(kk)	"ESTMA" means the Extractive Sector Transparency Measures Act (Canada) R.S.C. 2014, c. 39, s.376, as amended and any regulations made thereunder.
(ll)	[Redaction - Definition related to redacted section]

6

(mm)	"Final Statement of Adjustments" has the meaning ascribed to that term in Clause 2.6(d).
(nn)	"GAAP" means generally accepted accounting principles as applied in Canada as of the Effective Time.
(oo)	"General Conveyance" means an agreement in the form set forth in Schedule E.
(pp)	"Governmental Authority" means any:
(i)	governmental entity or authority of any nature, including any governmental ministry, agency, branch, department or official, and any court, regulatory board or other tribunal; or
(ii)	individual or body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, regulatory or taxing authority or power of any nature,

having jurisdiction or power over any Person, property, operation, transaction or other matter or circumstance.

(qq)	"GST" means the goods and services tax provided for in the Excise Tax Act (Canada) and any other tax imposed or levied by the Government of Canada on or in respect of the sale or supply of goods or services in addition to or replacement for such goods and service tax.
(rr)	"GST Legislation" means the Excise Tax Act (Canada) or other legislation affecting GST.
(ss)	"Identified ROFRs" means the ROFRs set forth and described in Part 1 of Schedule G.
(tt)	"Indemnified Matter" has the meaning ascribed to that term in Clause 6.7(a).
(uu)	"Indemnifying Party" has the meaning ascribed to that term in Clause 6.7.
(vv)	[Redaction - Definition related to redacted section]
(ww)	"Lands" means all lands within the Whitemap Area, including the lands identified in Part 1 of Schedule A, subject to any limitations identified or set forth in Part 1 of Schedule A, which includes the Petroleum Substances within, upon or under those identified lands but, in all cases, only as to the formations set forth and described therein.
(xx)	"LLR" means the "Licensee Liability Rating" pertaining to an assessment of a Party's assets and liabilities located in the Province of Saskatchewan, as determined under or pursuant to the Ministry of the Economy (ECON) Guideline PNG025, Licensee Liability Rating (LLR) Program Guideline as well as any other applicable ECON rules, regulations, guidelines, directives, interim directives and policies.
(yy)	"Losses and Liabilities" means all losses, costs, expenses, interest, charges, assessments damages, liabilities, obligations, fines and penalties, including all reasonable costs incurred in investigating, defending or negotiating the settlement or resolution of any Claim or threatened Claim, and specifically including reasonable legal and other professional fees and expenses on a "solicitor and his own client" or comparable basis, regardless of whether the foregoing arise in, under or by virtue of common law, in equity, under Applicable Law, under contract, negligence, strict liability, breach of duty or otherwise.

7

(zz)	"Major Facilities and Pipelines" means the plants, machinery, equipment, facilities, pipelines and other tangible depreciable property and assets identified or described in Schedule C under the heading "Major Facilities and Pipelines".
(aaa)	"Material Contracts" means those agreements and other arrangements identified in Schedule B.
(bbb)	"Miscellaneous Interests" means, subject to the limitations and exclusions below in this definition, Vendor's right, title and interest in and to all property and rights that pertain directly to the Petroleum and Natural Gas Rights, the Lands or the Tangibles (excluding the Petroleum and Natural Gas Rights or the Tangibles themselves), but only to the extent that such property and rights so pertain directly to the Petroleum and Natural Gas Rights, the Lands or the Tangibles, including:
(i)	the Title and Operating Documents and all other contracts and agreements and all rights in relation thereto, including the Material Contracts;
(ii)	the Surface Rights;
(iii)	the Seismic Rights;
(iv)	the Wells including well bores and down-hole casing for the Wells;
(v)	the Permits;
(vi)	all records, files, reports, data, correspondence and other information, including lease, contract, well, production and facilities files and records and emergency response plans; and
(vii)	all extensions, renewals, replacements, substitutions or amendments of or to any of the agreements and instruments described in paragraphs (i), (ii) and (v) above,

however, the Miscellaneous Interests do not include:

(A)	any of the foregoing property or rights to the extent that they:
(I)	include or pertain to Vendor's proprietary technology, evaluations, forecasts or interpretations (whether geological, engineering, economic or otherwise);
(II)	are owned or licensed by Third Parties with restrictions that prohibit the sale, transfer, license or disclosure thereof to Purchaser that have not been satisfied by Purchaser pursuant to [Redacted section]; or

(III) they comprise Vendor's tax and financial records; or

(B)	any deposits or other security related to Permits or any operations or royalties pertaining to the Assets.
(ccc)	"No Action Letter" means confirmation, in writing, by the Commissioner that the Commissioner does not, at that time, intend to make an application under section 92 of the Competition Act in respect of the Transaction, and such advice has not been rescinded or amended and is in a form and on such terms or conditions as are acceptable to the Parties, acting reasonably.

8

(ddd)	"Objection Date" has the meaning ascribed to that term in Clause 2.6(e).
(eee)	"Officer's Certificate" means a certificate given by an officer of Purchaser or Vendor, which shall be substantially in the form specified in Schedule F.
(fff)	"Other Sales Taxes" means all sales, value-added or similar taxes or other transfer taxes, fees and charges, other than GST, imposed or levied by any Governmental Authority on or in respect of the sale or supply of goods or services.
(ggg)	"Party" means a party to this Agreement, and "Parties" means both of the parties to this Agreement.
(hhh)	"Permits" means, all licences, permits, approvals and authorizations granted or issued by any Governmental Authorities and relating to the Assets.
(iii)	"Permitted Encumbrances" means:
(i)	liens for taxes, assessments and governmental charges that are not due and payable or delinquent;
(ii)	liens incurred or created in the ordinary course of business as security in favour of a Person that is conducting the development or operation of the property to which such liens relate and that are not due and payable or delinquent, except as may be payable in connection with the outstanding AFEs listed in Schedule D;
(iii)	mechanics', builders', materialmen's or other similar liens in respect of services rendered or goods supplied for which payment is not yet due and payable or delinquent;
(iv)	easements, rights of way, servitudes and other similar rights in land, including rights of way and servitudes for highways and other roads, railways, sewers, drains, gas and oil pipelines, gas and water mains, electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables which do not materially affect the use and enjoyment of the Assets;
(v)	the right reserved to or vested in any municipality or Governmental Authority by the terms of any lease, licence, franchise, grant or permit or by any provision of Applicable Law, to terminate any such lease, licence, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;
(vi)	rights of general application reserved to or vested in any Governmental Authority to levy taxes on Petroleum Substances or any of them or the income therefrom, or to control, limit or regulate production rates or the operation or use of any property;
(vii)	statutory exceptions to title and the reservations, limitations, provisos and conditions in any original grants from the Crown of any mines and minerals;
(viii)	the terms and conditions of the Title and Operating Documents, provided that, any Encumbrance created under or pursuant to any such Title and Operating Documents will be a Permitted Encumbrance only if it also satisfies another provision of this Clause 1.1(iii);

9

(ix)	information contained in the Virtual Data Room as evidenced by the USB data stick delivered by RBC Dominion Securities Inc. on behalf of Vendor to Purchaser on [Redaction - date];
(x)	any Security Interest held by any Third Party over Vendor's interest in the Assets and in respect of which Purchaser has requested, not less than five (5) Business Days prior to Closing, and Vendor delivers to Purchaser at or prior to Closing, a release and discharge or no-interest letter in a form satisfactory to Purchaser acting reasonably;
(xi)	contracts for the purchase, processing, transportation or storage of Petroleum Substances or for the contract operation of any of the Assets that are terminable without penalty on sixty (60) days notice or less;
(xii)	all Identified ROFRs; and
(xiii)	all Encumbrances, obligations, duties, terms and conditions identified or set forth in a Schedule or deemed approved or accepted by Purchaser in accordance with any provision of this Agreement.
(jjj)	"Person" includes any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other entity.
(kkk)	"Personal Information" means information about an identifiable individual and includes Employee Personal Information but does not include contact information, or work product information.
(lll)	"Petroleum and Natural Gas Rights" means all of Vendor's right, title and interest in and to:
(i)	rights in, or rights to explore or drill for, and/or to recover, produce, save and market, Petroleum Substances;
(ii)	rights to a share of production of Petroleum Substances therefrom;
(iii)	fee simple interests and other estates in Petroleum Substances in situ;
(iv)	royalty interests, net profit interests and similar interests in Petroleum Substances or the proceeds of the sale of Petroleum Substances or to payments calculated by reference thereto; and
(v)	rights to acquire any of the foregoing in paragraphs (i), (ii), (iii) and (iv),

but, in each case, only insofar as the foregoing relate to the Lands or any lands pooled or unitized therewith, and for clarity, (i) and (ii) above include all the Vendor’s rights arising from unit allocations.

(mmm)	"Petroleum Substances" means crude oil, natural gas, natural gas liquids and other related hydrocarbons and all other substances related to any of the foregoing, whether liquid, solid or gaseous, and whether hydrocarbons or not, including sulphur and coalbed methane.
(nnn)	"Pre-Closing Period" means the period from the date of this Agreement to the Closing Date.

10

(ooo)	"Prime Rate" means the rate of interest equal to the annual rate of interest announced from time to time by the main Calgary branch of the Royal Bank of Canada as the reference rate then in effect for determining interest rates on Canadian dollar commercial loans in Canada.
(ppp)	"Qualifying Claim" has the meaning ascribed to that term in Clause 6.1(a).
(qqq)	"Related Persons" means, in respect to a Party, that Party's Affiliates, together with that Party's and its Affiliates' directors, officers, employees and other personnel and agents.
(rrr)	"ROFR" means a right of first refusal, right of first offer or other pre-emptive or preferential right of purchase or similar right to acquire the Assets or certain of them that may become operative by virtue of this Agreement or the completion of the Transaction.
(sss)	"ROFR Action" has the meaning ascribed to that term in Clause 7.1(h)(ii).
(ttt)	"ROFR Allocations" has the meaning ascribed to that term in Clause 7.1(a).
(uuu)	"ROFR Assets" means those Assets subject to the Identified ROFRs.
(vvv)	"ROFR Escrow Agreement" means a ROFR escrow agreement among Vendor, Purchaser and the Escrow Agent substantially in the form attached hereto as Schedule J.
(www)	"ROFR Holders" has the meaning ascribed to that term in Clause 7.1(b).
(xxx)	"Security Interest" means a pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest.
(yyy)	"Seismic Data" means all available basic data, field data, processed stack data, location data and final stacked sections data associated with 2D seismic lines, seismic 3D programs, vertical seismic profiles, geophysical fracture mapping programs (microseismic, tiltmeters) and geophysical monitoring programs (4D seismic, tiltmeters, passive microseismic) located directly within the Whitemap Area, including, subject to [Redacted section], as set out in Schedule K.
(zzz)	"Seismic License Agreement" means a seismic license agreement between Vendor, as licensor, and Purchaser, as licensee, substantially in the form attached hereto as Schedule L.
(aaaa)	"Seismic Rights" means, subject to the provisions of [Redacted section], Vendor's entire interest in and to:
(i)	all 100% owned proprietary Seismic Data; and
(ii)	proprietary Seismic Data owned jointly with a Third Party for which:
(A)	the disclosure and sale or licensing has been consented to by any Third Parties having such right; and
(B)	Purchaser has paid any applicable fees.
(bbbb)	"Specific Conveyances" means all conveyances, assignments, transfers, novations, trust declarations and other documents or instruments, other than and in addition to the General Conveyance, that are reasonably required or desirable, in accordance with normal oil and gas industry practices, to convey, assign and transfer the Assets to Purchaser or Purchaser's nominee and to make Purchaser or Purchaser's nominee a party to, and to novate Purchaser or Purchaser's nominee into, the Title and Operating Documents in the place and stead of Vendor with respect to the Assets.

11

(cccc)	"Surface Rights" means all rights to occupy, cross or otherwise use or enjoy the surface of the Lands and any lands pooled or unitized therewith or any other lands: (i) upon which the Tangibles are situate, (ii) used in connection with the ownership or operation of the Petroleum and Natural Gas Rights, the Tangibles or the Wells, or (iii) used to gain access to any of the Lands (or any lands pooled or unitized therewith), the Tangibles or the Wells.
(dddd)	"Take or Pay Obligations" means obligations to sell or deliver Petroleum Substances or any of them without being entitled in due course to receive and retain full payment for such Petroleum Substances.
(eeee)	"Tangibles" means Vendor's right, title and interest in and to:
(i)	all Major Facilities and Pipelines; and
(ii)	all tangible depreciable property, apparatus, plant, equipment, machinery, field inventory and facilities other than the Major Facilities and Pipelines, but only to the extent used or intended for use in or previously used in, exploiting any Petroleum Substances from or within the Whitemap Area, the Lands or lands pooled or unitized therewith (whether the Petroleum and Natural Gas Rights to which such Petroleum Substances are allocated are owned by Vendor or by others or both) and located within, upon or in the vicinity of the Lands (or any lands pooled or unitized therewith) or that are intended for use in, used or were previously used in relation to unit operation wherever located, including all gas plants, oil batteries, buildings, production equipment, pipelines, pipeline connections, meters, generators, motors, compressors, treaters, dehydrators, separators, pumps, tanks, boilers, communication equipment and all salvageable equipment pertaining to any Wells listed in Part 2 of Schedule A.
(ffff)	"Third Party" means any Person other than Vendor or Purchaser.
(gggg)	"Thirteenth Month Adjustment" means the accounting procedure performed annually by any operator of certain of the Assets for the purpose of redistributing operating expenses, processing fee revenues, royalties and gas cost allowances and other costs, expenses or revenues among the owners or users of those Assets.
(hhhh)	"Title and Operating Documents" means:
(i)	all leases, subleases, permits and licences (and any replacements, renewals or extensions thereof or leases or other instruments derived therefrom) pertaining to the Lands by virtue of which the holder thereof is granted certain rights with respect to Petroleum Substances within, upon or under the Lands or any lands pooled or unitized therewith or by virtue of which the holder thereof is deemed to be entitled to a share of Petroleum Substances removed from the Lands or any lands pooled or unitized therewith;
(ii)	agreements relating to the acquisition, ownership, operation or exploitation of the Petroleum and Natural Gas Rights, Tangibles or the Wells, including:

12

(A)	operating agreements, royalty agreements, farm-out or farm-in agreements, option agreements, participation agreements, pooling agreements, unit agreements, unit operating agreements, sale and purchase agreements and asset exchange agreements;
(B)	agreements pertaining to the Surface Rights;
(C)	agreements for the construction, ownership and operation of gas plants, gathering systems and other tangible depreciable property and assets;
(D)	service agreements for the treating, gathering, storage, transportation or processing of Petroleum Substances or other substances, the injection or subsurface disposal of other substances, the use of well bores or the operation of any Tangibles or Wells by a Third Party; and
(E)	Permits and other approvals, authorizations or licences required under Applicable Law.
(iiii)	"Transaction" means the purchase of the Assets by Purchaser from Vendor on and subject to the terms and conditions, and as more fully described, in this Agreement.
(jjjj)	"Transportation, Sale and Handling Agreements" means those contracts for the processing, compression, treatment, gathering storage, transportation or sale of Petroleum Substances from the Lands or lands pooled or unitized therewith, and obligations for the processing, compression, treatment, gathering storage, transportation or sale of Petroleum Substances on behalf of Third Parties in respect of the Major Facilities and Pipelines or the Tangibles or any of them that are not terminable on sixty (60) days notice or less without early termination penalty or other cost, which are set forth in Part 3 of Schedule A.
(kkkk)	"Unexpired ROFRs" has the meaning ascribed to that term in Clause 7.1(g).
(llll)	[Redaction - Definition related to redacted section]
(mmmm)	[Redaction - Definition related to redacted section]
(nnnn)	"Vendor's Counsel" means Burnet, Duckworth & Palmer LLP.
(oooo)	"Virtual Data Room" means:
(i)	the virtual data room established by RBC Dominion Securities Inc. and additional data made available for access by Purchaser at a dedicated work station and by way of USB data stick or DVD provided to Purchaser; and
(ii)	the contents of various email correspondence between RBC Dominion Securities Inc. and Purchaser from time to time disclosing certain information regarding the Assets and the Transaction.
(pppp)	"Wells" means all producing, shut-in, water source, observation, disposal, injection, abandoned, reclaimed, reclamation-exempt, suspended and similar wells located on or within the Lands or any lands pooled or unitized therewith, whether or not completed, including the wells identified or described in Part 2 of Schedule A.

13

(qqqq)	"Whitemap Area" means those lands comprising the geographic area outlined in red on the map attached as Schedule I.
(rrrr)	"Whitemap Area Obligations" means all of the responsibilities, obligations, and Liabilities of whatsoever nature or kind arising out of, resulting from, attributable to, or connected with the Assets, whether such responsibilities, obligations, and liabilities (A) arise out of, result from, are attributable to, or connected with events occurring before, on or after the Effective Time, or (B) are currently known or unknown.
1.2	Schedules

Appended to this Agreement are the following Schedules:

Schedule A -	Part 1 - Lands, Petroleum and Natural Gas Rights
Part 2 - Wells
Part 3 - Transportation, Sale and Handling Agreements

Schedule B - Material Contracts

Schedule C - Major Facilities and Pipelines

Schedule D - Outstanding AFEs

Schedule E - Form of General Conveyance

Schedule F - Form of Officer's Certificate

Schedule G -	Disclosed Matters
Part 1 - Identified ROFRs
Part 2 - Lawsuits, Claims and Other Disclosed Matters

Schedule H - Form of Deposit Escrow Agreement

Schedule I - Whitemap Area

Schedule J - Form of ROFR Escrow Agreement

Schedule K - Seismic Data

Schedule L - Form of Seismic License Agreement

These Schedules are incorporated into and form part of this Agreement. If any term or condition of such Schedules conflicts or is inconsistent with any term or condition in the main body of this Agreement, the term or condition in the main body of this Agreement shall prevail to the extent of the conflict or inconsistency.

1.3	Headings

The use of "Article", "Clause", "sub-clause", "paragraph" and "Schedule", whether or not followed by a number or letter or combination thereof, refers to the applicable article, clause, sub-clause, paragraph or schedule of or to this Agreement.

1.4	Interpretation Not Affected by Headings

The division of this Agreement into articles, clauses, sub-clauses, paragraphs and other sub-divisions and the insertion of headings for any of the foregoing are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

14

1.5	Words Importing Number or Gender

When the context reasonably permits, words in this Agreement that suggest the singular shall be construed to suggest the plural and vice versa, and words in this Agreement that suggest gender or gender neutrality shall be construed to suggest the masculine, feminine and neutral genders.

1.6	Use of Derivative Terms

If a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression.

1.7	Use of Industry Terms

Terms and expression that are not specifically defined in this Agreement, but which have generally accepted meanings in the custom and usage of the petroleum and natural gas industry in Western Canada as of the date of this Agreement, shall have such generally accepted meanings when used in this Agreement unless the contrary is specified or provided for elsewhere in this Agreement.

1.8	Use of "Including"

The use of "including" or "includes" or similar words in this Agreement, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items immediately following such word to those or similar items, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words or phrases of similar import) is used, but rather such references shall be construed to refer to all items that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.9	Meaning of "Gross Negligence" and "Wilful Misconduct"

For the purposes of this Agreement, no act or omission by a Party or its Related Persons shall be construed as gross negligence or wilful misconduct if the act or omission is taken or omitted to be taken at the written request or written direction of, or with the prior written consent of, the other Party.

1.10	Statutory References

Any reference in this Agreement to a law, statute, regulation, rule, by-law or other requirement of law or any governmental consent, approval, permit or other authorization shall be deemed to refer to such law, statute, regulation, rule, by-law or other requirement of law or such governmental consent, approval, permit or other authorization as it has been amended, supplemented, re-enacted, varied, amended or otherwise modified or replaced from time to time up to the applicable time.

1.11	Contractual References

Any reference in this Agreement to another contract, agreement, instrument or other document shall be deemed to refer to such contract, agreement instrument or other document as it has been amended, modified, replaced or supplemented from time to time up to the applicable time.

15

1.12	Monetary References

Any reference in this Agreement to a monetary amount, including the use of the term "Dollar" or the symbol "$", shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement.

1.13	References to Time

Any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day.

1.14	Date for Payments or Other Actions

Where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day.

1.15	Calculation of Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such period ends.

1.16	Knowledge

In this Agreement, the stated knowledge of a Party consists only of the actual knowledge or awareness, as the case may be, of the current officers and senior managers of such Party, whose normal responsibilities relate to the matter in question in the course of their normal duties, and does not include knowledge, information or belief and awareness of any other Person or any constructive or imputed knowledge. Notwithstanding the foregoing, a Party does not have any obligation to make inquiry of Third Parties or the files and records of any Third Party or Governmental Authority in connection with representations and warranties that are made to its knowledge.

Article 2
PURCHASE AND SALE AND CLOSING

2.1	Purchase and Sale

Vendor hereby agrees to sell, assign, transfer and convey the Assets to Purchaser, and Purchaser hereby agrees to purchase and receive the Assets on the Closing Date, subject to and in accordance with the terms of this Agreement.

2.2	Closing
(a)	Subject to all other provisions of this Agreement, Closing shall take place at the Closing Place at the Closing Time.
(b)	Subject to all other provisions of this Agreement, title to, and beneficial ownership, risk and possession of, the Assets shall pass from Vendor to Purchaser upon Closing.

16

2.3	Form of Payment

All payments to be made pursuant to this Agreement shall be made in immediately available funds by wire.

2.4	Purchase Price
(a)	The consideration to be paid by Purchaser to Vendor for the Assets (the "Base Purchase Price") shall be Seven Hundred Million Dollars ($700,000,000), subject to adjustment as set forth herein.
(b)	Concurrently with execution of this Agreement, Purchaser shall pay to the Escrow Agent the sum of [Redaction - dollar amount], as a good faith deposit to be applied against the Closing Purchase Price on Closing (the "Deposit"). Concurrently with payment of the Deposit, the Parties shall enter into the Deposit Escrow Agreement with the Escrow Agent. The Deposit shall be held by the Escrow Agent in an interest bearing account pursuant to the provisions hereof and the Deposit Escrow Agreement. If the Purchaser, in breach of this Agreement, does not close the purchase of the Assets, or if Closing does not occur due to one or more of Vendor's conditions in Clause 3.2(a)(i), Clause 3.2(a)(ii) and Clause 3.2(a)(iii) not having been satisfied, and such unsatisfied conditions have not been waived by Vendor, the Deposit and interest earned thereon shall be forfeited to Vendor for Vendor's own account absolutely as liquidated damages and not as a penalty as a result of Closing not occurring, which forfeiture of the Deposit shall constitute Vendor's sole remedy in such instance, with no right to claim further damages or other remedies from Purchaser. If Closing does not occur for any reason other than as aforesaid, the Deposit and interest earned thereon shall be returned forthwith to the Purchaser. If Closing occurs, the Deposit shall be released and paid over to the Vendor as partial satisfaction of the Closing Purchase Price and the payment obligation of the Purchaser hereunder and, in addition, interest earned on the Deposit shall be paid to Vendor.
(c)	At the Closing Time Purchaser shall pay to Vendor an amount equal to the Base Purchase Price, less the Deposit, plus or minus, as the case may be, the net amount set forth in the Closing Statement, plus interest on the Base Purchase Price pursuant to Clause 2.4(e) (collectively, the "Closing Purchase Price").
(d)	The Closing Purchase Price shall be allocated among the Assets as follows:
(i)	to the Petroleum and Natural Gas Rights, 80%;
(ii)	to the Tangibles, 20% less One Dollar ($1.00); and
(iii)	to the Miscellaneous Interests, One Dollar ($1.00).

In the determination of the Base Purchase Price payable for the Assets, the Vendor and the Purchaser are in agreement that the extent and value of past, present and future environmental, abandonment or reclamation liabilities related to the Assets is unknown as of the Closing Date, and the Vendor and Purchaser have not attributed a specific or agreed to value with regard to either (A) such liabilities, or (B) the indemnities provided for in this Agreement, nor shall there be any adjustments made to the Base Purchase Price in relation thereto.

(e)	At Closing, Purchaser shall pay to Vendor an amount equal to: (i) the interest that would have accrued at the Prime Rate on the Base Purchase Price, calculated daily and not compounded, from and including the Effective Time to and including the day prior to the day of payment of the Deposit; plus (ii) the interest that would have accrued at the Prime Rate on the Base Purchase Price, adjusted in accordance with Clause 2.6(a), less the Deposit, calculated daily and not compounded, from and including the day of payment of the Deposit to and including the day prior to the Closing Date, which amount shall constitute an increase to the Closing Purchase Price and shall be allocated to the Petroleum and Natural Gas Rights.

17

2.5	GST and Other Sales Taxes
(a)	The Closing Purchase Price does not include an amount on account of GST or any Other Sales Taxes payable in respect of the Transaction.
(b)	At the Closing Time, Vendor and Purchaser shall jointly execute an election, in prescribed form, under section 167 of the GST Legislation to have the sale of the Assets take place on a GST-free basis under Part IX of the GST Legislation and Purchaser shall file such election with its GST return for the reporting period in which the sale of the Assets takes place. If the election is not available to the parties for any reason, Vendor shall invoice Purchaser for the GST associated with the transfer of the Assets and Purchaser will pay the GST to Vendor, as well as any interest or penalties for which Vendor is liable as a result of having made the election hereunder.
(c)	At the Closing Time, Purchaser shall pay to Vendor any Other Sales Taxes that are payable in respect of the Transaction. However, if, after Closing, it is determined that additional Other Sales Taxes are, in fact, payable in respect of the Transaction, then, as provided in Clause 2.5(d), Purchaser shall pay such Other Sales Taxes promptly after receiving notice or otherwise becoming aware that such Other Sales Taxes are payable in respect of the Transaction and Purchaser shall indemnify, defend and save harmless Vendor and all Vendor Related Persons in respect of all such Other Sales Taxes payable in respect of the Transaction and any interest and penalties levied or imposed in connection therewith, except to the extent that such penalty, interest or other amounts payable by Vendor is the result of any act or omission by Vendor (other than the failure of Vendor to collect such Other Sales Taxes at Closing).
(d)	The Parties agree that, as between Vendor and Purchaser, Purchaser shall be solely liable for and Purchaser shall indemnify, defend and keep harmless Vendor from any GST, penalty, interest or other amounts which may be payable by or assessed against Vendor under the GST Legislation or any Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of its Related Persons or any Claims made against Vendor or any of its Related Persons as a result of or in connection with the failure by Purchaser to pay or Vendor to collect or remit any GST at Closing, and without limiting the generality of the foregoing, if subsequent to Closing, the section 167 election is rejected or overturned by the Minister of National Revenue, then Purchaser shall pay the GST that is determined to be payable in respect of the transfer of the Assets, including any interest and penalties payable in respect thereof. Notwithstanding any other provision of this Agreement, this indemnity shall survive indefinitely.
2.6	Adjustments
(a)	All benefits and obligations of any kind or nature received, accruing, payable or paid in respect of the Assets, including maintenance, development, capital and operating costs, royalties and proceeds from the sale of production, shall be apportioned between Vendor and Purchaser on an accrual basis in accordance with GAAP as of the Effective Time, subject to the following:
(i)	all rentals and similar payments, all cash advances and all property taxes, freehold mineral taxes and other taxes (excluding taxes based on income, net revenue or capital) paid, payable or levied on or in respect to the Assets, the ownership thereof or Petroleum Substances produced therefrom or allocated thereto shall be apportioned between Vendor and Purchaser on a per diem basis as of the Effective Time;

18

(ii)	all costs relating to any work performed or goods and services provided in respect of the Assets will be deemed to have accrued as of the date the work was performed or the goods or services were provided, regardless of the time at which those costs become payable;
(iii)	all deposits, prepaid amounts and other security and financial assurances provided by Vendor to Governmental Authorities or other Third Parties in respect to the Assets, the operation thereof, Petroleum Substances produced therefrom or allocated thereto or services provided in connection therewith do not comprise part of the Assets and shall be for the sole benefit and the account of Vendor;
(iv)	all overhead recoveries, operator's fees and similar amounts provided for in the Title and Operating Documents and received or receivable by Vendor as operator of any Assets and relating to the period up to Closing shall be for Vendor's benefit and account, with such amounts received or receivable in respect of the month in which Closing occurs apportioned between Vendor and Purchaser on a per diem basis as of the Closing Date;
(v)	Petroleum Substances that were produced from or allocated to the Assets and that were beyond the wellhead as of the Effective Time do not comprise part of the Assets and shall remain the property of, and be for the benefit and the account of, Vendor;
(vi)	no adjustments shall be made on account of any taxes calculated by reference to or assessed based on income, net revenue or capital that are payable by Vendor or Purchaser; and
(vii)	all payments that are to be reported pursuant to ESTMA or similar extractive sector transparency legislation, shall be reported on a cash payment basis. For greater clarity, whichever Party makes the initial reportable payment under ESTMA, bears the obligation for the reporting of such payment.
(b)	For the purposes of Clause 2.4(d), all adjustments between the Parties pursuant to this Clause 2.6 shall be allocated to the Petroleum and Natural Gas Rights.
(c)	Vendor shall prepare a statement based on Vendor's good faith estimate of all adjustments to be made between the Parties pursuant to and in accordance with Clause 2.6(a) (the "Closing Statement") and deliver a copy of such statement, together with reasonable supporting documentation, to Purchaser no later than the five (5) Business Days immediately prior to the Closing Date. Vendor shall assist Purchaser in verifying the amounts and adjustments set forth in the Closing Statement.
(d)	Within one hundred and eighty (180) days following Closing, Vendor shall prepare (or cause to be prepared) and deliver to Purchaser a written statement (the "Final Statement of Adjustments") setting forth any adjustments to be made between the Parties pursuant to and in accordance with Clause 2.6(a) that were not included in the Closing Statement or, if included in the Closing Statement, were not accurately included therein, together with the net amount payable by one Party to the other in respect of such adjustments. Except as provided in Clause 2.6(g), no further adjustments shall be made between the Parties after settlement of the adjustments set forth in the Final Statement of Adjustments. Vendor shall assist Purchaser in verifying the amounts and adjustments set forth in the Final Statement of Adjustments.

19

(e)	If Purchaser is of the opinion, acting reasonably, that any change is required to be made to the Final Statement of Adjustments as prepared by Vendor, it shall, within thirty (30) days after the delivery of the Final Statement of Adjustments by Vendor to Purchaser, (the "Objection Date"), give written notice to Vendor of any such proposed change, including the amount of such proposed change and other particulars of such proposed change, in reasonable detail. If Purchaser does not notify Vendor of any proposed change on or before the Objection Date, then Purchaser shall be deemed to have accepted the Final Statement of Adjustments.
(f)	If Purchaser gives written notice to Vendor of any proposed change to the Final Statement of Adjustments on or before the Objection Date, and if the proposed change is disputed by Vendor and the Parties fail to resolve the dispute within ten (10) Business Days after receipt by the Vendor of such notice, then the Accounting Firm shall be immediately engaged by the Parties to resolve the dispute and the Accounting Firm shall be requested to render its decision without qualifications, other than the usual qualifications relating to engagements of this nature, within fourteen (14) Business Days after the dispute is referred to it. The decision of the Accounting Firm shall be final and binding upon the Parties and shall not be subject to appeal by either Party. The fees and expenses of the Accounting Firm shall be paid by the unsuccessful party.
(g)	After delivery of the Final Statement of Adjustments, the Parties shall make further adjustments between them, or correct previously made adjustments made between them, under Clause 2.6(a), but excluding any matters finally resolved by the Accounting Firm, as and when identified by either of the Parties, provided that, no adjustments shall be made under Clause 2.6(a), including corrections to previously made adjustments, more than one year after Closing except:
(i)	in connection with a Thirteenth Month Adjustment, but only if a claim in respect of such Thirteenth Month Adjustment is made by one Party to the other Party within two (2) years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made;
(ii)	as a consequence of an audit relating to the Assets that was conducted by a Third Party (other than a Governmental Authority) having rights to do so pursuant to the Title and Operating Documents, but only if a claim in respect of such an audit is made by one Party to the other Party within two (2) years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made; or
(iii)	an audit initiated by a Governmental Authority, but only if a claim in respect of such an audit is made by one Party to the other Party within four (4) years after Closing. If such notice is not given within such period, no adjustment in this regard shall be made.
(h)	At any time during the twelve (12) month period immediately following Closing, each Party shall have the right, at its own cost and upon at least five (5) Business Days prior notice to the other Party, to examine, copy and audit the books, records and accounts of the other Party relating to the Assets or the operation thereof for the purpose of verifying the calculation or re-calculation of the adjustments provided for in this Clause 2.6, provided that: (i) in the case of inquiries relating to a Thirteenth Month Adjustment or an audit conducted by a Third Party (other than a Governmental Authority), such period shall extend to the end of the two (2) year period immediately following Closing; and (ii) in the case of inquiries relating to an audit initiated by a Governmental Authority, such period shall extend to the end of the four (4) year period immediately following Closing. Each Party shall cooperate with the other Party in order to provide reasonable access to its records to the other Party for the purposes of this Clause 2.6(h). For all audits conducted under this Clause 2.6(h) the auditing Party shall give notice in writing to the other Party of any potential Claim resulting from any audit discrepancy within thirty (30) days from the date that the auditing Party becomes aware of said discrepancy, or shall be deemed to have waived its right to any Claim for the said discrepancy.

20

(i)	Amounts payable under this Clause 2.6 shall be paid within ten (10) Business Days of delivery of the Final Statement of Adjustments or receipt of notice by a Party that is liable to pay such amount as provided above in this Clause 2.6, subject to the limitations in Clause 2.6(g), provided that, if there is a dispute regarding the liability for or the amount of any permitted (or purportedly permitted) adjustment, the amount in dispute shall become due and payable within ten (10) Business Days of settlement or other resolution of such dispute. If a Party fails to pay any such amount when it first becomes due and payable, then, in addition to and without prejudice to its obligation to pay such unpaid amount, such Party shall pay to the other Party interest on such unpaid amount calculated at an annual rate of interest equal to the Prime Rate plus one percentage point on a day-to-day basis for the period from the day on which such unpaid amount first became due and payable, to the day on which payment of such unpaid amount, together with such interest, is received by the other Party.
(j)	For avoidance of doubt, the amount payable by the Parties in respect of the adjustments as provided in this Clause 2.6 shall not be subject to, and shall not be counted toward, the thresholds for and the limitations of Vendor's Liability provided for in Clauses 6.1 and 6.6(d).
2.7	Whitemap Area
(a)	The Parties acknowledge that although Vendor has prepared, and Purchaser has reviewed, the Schedules attached hereto diligently and with good faith, they recognize that there may be unintended omissions or misdescriptions. As such, the Parties acknowledge and agree that it is their intention that, in addition to those Assets included and specified in the Schedules hereto, the Assets shall include Vendor's entire interest in and to all Petroleum and Natural Gas Rights, Tangibles and Miscellaneous Interests (as those terms are defined herein) which fall within the White Map Area, any of such additional unscheduled Assets, if any, being the "Unscheduled Assets", and that the Purchase Price includes consideration for such Unscheduled Assets.
(b)	[Redaction - terms related to the rights and obligations of the Parties regarding Unscheduled Assets]

Article 3
CONDITIONS OF CLOSING

3.1	Purchaser's Conditions
(a)	The obligation of Purchaser to complete the Transaction and purchase the Assets from Vendor is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Purchaser and may be waived only by Purchaser:
(i)	the representations and warranties of Vendor set forth in Clause 5.1:
(A)	shall be true and correct in all material respects as of the date of this Agreement except where the representation and warranty in question is already qualified by materiality in which case such representation and warranty shall be true and correct; and

21

(B)	shall be true and correct in all material respects as of the Closing Date except where the representation and warranty in question is already qualified by materiality in which case such representation and warranty shall be true and correct, or, in each case, shall be true and correct in all material respects as of such other date or dates as specified therein;
(ii)	all obligations and covenants of Vendor in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than in respect of the agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to Clause 4.1) shall have been performed or complied with in all material respects prior to the Closing Time;
(iii)	at the Closing Time, Vendor shall have duly delivered the agreements, certificates and other instruments and documents required pursuant to Clause 4.1;
(iv)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time;
(v)	during the period between the date hereof and the Closing Time there shall have been no physical damage to the Assets that would have a material adverse effect on the value or use of the Assets taken as a whole; and
(vi)	all necessary governmental and other regulatory approvals to the sale of the Assets that are required prior to Closing shall have been obtained without conditions, including the Competition Act Approval.
(b)	If any of the conditions precedent in Clause 3.1(a) has not been satisfied, complied with or waived by Purchaser at or before the Closing Time, then Purchaser may terminate this Agreement by written notice to Vendor prior to the Closing Time and the Deposit along with all interest earned thereon shall be governed in accordance with the provisions of Clause 2.4(b).
(c)	If Purchaser terminates this Agreement as provided in Clause 3.1(b) as a consequence of one or more of the conditions precedent set forth in Clause 3.1(a)(iv), Clause 3.1(a)(v) and Clause 3.1(a)(vi) not having been satisfied or complied with, then Purchaser and Vendor shall be released and discharged from all liabilities and obligations under this Agreement and from the further performance of any duties or obligations under this Agreement, except as provided in Clause 2.4(b), Clause 6.6(d) and Clause 13.12. If Purchaser terminates this Agreement as provided in Clause 3.1(b) as a consequence of one or more of the conditions precedent set forth Clause 3.1(a)(i), Clause 3.1(a)(ii) and Clause 3.1(a)(iii) not having been satisfied or complied with, then Purchaser shall be entitled to pursue all rights and remedies against Vendor in respect of any Losses and Liabilities suffered or incurred by Purchaser as a result of Vendor's failure to satisfy such conditions, subject to Clause 6.6(d).

22

3.2	Vendor's Conditions
(a)	The obligation of Vendor to complete the Transaction and sell and convey the Assets to Purchaser is subject to the following conditions precedent, which are inserted into and made part of this Agreement for the exclusive benefit of Vendor and may be waived by Vendor:
(i)	the representations and warranties of Purchaser set forth in Clause 5.3:
(A)	shall be true and correct in all material respects as of the date of this Agreement except where the representation and warranty in question is already qualified by materiality in which case such representation and warranty shall be true and correct; and
(B)	shall be true and correct in all material respects as of the Closing Date except where the representation and warranty in question is already qualified by materiality in which case such representation and warranty shall be true and correct, or, in each case, shall be true and correct in all material respects as of such other date or dates as specified therein;
(ii)	all obligations and covenants of Purchaser in this Agreement that are to be performed or complied with prior to or at the Closing Time (other than in respect of the payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 4.2) shall have been performed or complied with in all material respects prior to the Closing Time;
(iii)	at the Closing Time, Purchaser shall have duly made and delivered the payments, agreements, certificates and other instruments and documents required pursuant to Clause 4.2;
(iv)	no Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the completion of the Transaction which has not been vacated or dismissed prior to the Closing Time; and
(v)	all necessary governmental and other regulatory approvals to the sale of the Assets that are required prior to Closing shall have been obtained without conditions, including the Competition Act Approval.
(b)	If any of the conditions precedent in Clause 3.2(a) has not been satisfied, complied with or waived by Vendor at or before the Closing Time, Vendor may terminate this Agreement by written notice to Purchaser prior to the Closing Time and the Deposit along with all interest earned thereon shall be governed in accordance with the provisions of Clause 2.4(b).
(c)	If Vendor terminates this Agreement as provided in Clause 3.2(b) as a consequence of one or more of the conditions precedent set forth in Clause 3.2(a) not having been satisfied or complied with, then Purchaser and Vendor shall be released and discharged from all liabilities and obligations under this Agreement and from the further performance of any duties or obligations under this Agreement, except as provided in Clause 2.4(b), Clause 6.6(d) and Clause 13.12.

23

3.3	Efforts to Fulfil Conditions Precedent

Purchaser and Vendor shall proceed diligently and in good faith and use their reasonable efforts to satisfy and comply with the conditions precedent in Clauses 3.1(a) and 3.2(a) and shall provide the other Party with any reasonable assistance in the satisfaction of and compliance with the conditions precedent in Clauses 3.1(a) and 3.2(a) that the other Party may reasonably request.

Article 4
closing deliveries

4.1	Deliveries by Vendor at Closing

At the Closing Time, Vendor shall deliver, or cause to be delivered, to Purchaser:

(a)	a General Conveyance duly executed by Vendor;
(b)	those of the Specific Conveyances which have been prepared as of the Closing Time;
(c)	an Officer's Certificate signed by an officer of Vendor;
(d)	releases and registerable discharges, or no interest letters, in respect of all registered Security Interests pertaining to the Assets which have been requested by Purchaser not less than five (5) Business Days prior to Closing;
(e)	the Seismic License Agreement duly executed by Vendor, if applicable, as described in [Redacted section];
(f)	the ROFR Escrow Agreement duly executed by Vendor, if required; and
(g)	such other items as may be specifically required hereunder or as may be reasonably requested by Purchaser.
4.2	Deliveries by Purchaser at Closing

At the Closing Time, Purchaser shall pay or deliver, or cause to be paid or delivered, to Vendor:

(a)	the amounts specified in Clause 2.4(c), in the manner contemplated in Clause 2.3;
(b)	a General Conveyance duly executed by Purchaser;
(c)	an Officer's Certificate signed by an officer of the Purchaser;
(d)	evidence of the Competition Act Approval;
(e)	the Seismic License Agreement duly executed by Purchaser, if applicable, as described in [Redacted section];
(f)	the ROFR Escrow Agreement duly executed by Purchaser, if required; and
(g)	such other items as may be specifically required hereunder or as may be reasonably requested by Vendor.

24

4.3	Specific Conveyances
(a)	Vendor, at its own cost, shall use commercially reasonable efforts to prepare the Specific Conveyances prior to the Closing Time and to deliver the Specific Conveyances to Purchaser at the Closing Time, provided that, if and to the extent that any Specific Conveyances are not delivered by Vendor to Purchaser at the Closing Time, Vendor shall prepare and deliver to Purchaser the remaining Specific Conveyances as soon as is reasonably practicable after Closing, but in any event no later than [Redaction - date].
(b)	It shall not be necessary for any Specific Conveyances that are delivered by Vendor at the Closing Time to have been executed prior to or at Closing by parties thereto, other than Vendor itself and Vendor's Affiliates.
(c)	To the extent that Purchaser is required to execute any Specific Conveyances, it shall do so promptly after the delivery of such Specific Conveyances by Vendor to Purchaser whether at or after the Closing Time, as the case may be.
(d)	In respect of any Specific Conveyances that require execution by Third Parties, promptly after Closing or the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, the execution of such Specific Conveyances by Purchaser, Vendor shall co-operate with Purchaser and provide all reasonable assistance that Purchaser may reasonably request in connection with Purchaser's procurement of the execution of such Specific Conveyances by the parties thereto other than Vendor and Purchaser.
(e)	In respect of any Specific Conveyances that do not require execution by Third Parties, Purchaser shall deliver such Specific Conveyances to the appropriate recipients thereof promptly after Closing or after the delivery of such Specific Conveyances after Closing, as the case may be, and, if necessary, execution by Purchaser, including the registration with the appropriate Governmental Authorities of any such Specific Conveyances that require registration.
(f)	Except as otherwise expressly stated herein, Purchaser shall bear all costs, fees and deposits of every nature and kind in distributing and registering any Specific Conveyances and in providing any assurances or security required to convey, transfer and assign the Assets to Purchaser and to have Purchaser recognized as the holder thereof.
(g)	Notwithstanding the forgoing in this Clause 4.3, in the case of any Specific Conveyances that are transfers of Permits or Crown lease transfers which may be filed electronically with the applicable Governmental Authority, as soon as is reasonably practicable after Closing, Vendor shall submit electronic transfers for such Permits and Crown leases and Purchaser shall accept such electronic transfers from Vendor without delay, provided that, if Purchaser in good faith determines or believes that any of the electronic transfers are not complete and accurate, or the applicable Governmental Authority refuses to process any such transfers because of some defect therein, the Parties shall cooperate to duly complete or to correct such incomplete or inaccurate electronic transfers as soon as practicable and, thereafter, Vendor shall promptly re-submit such electronic transfers and Purchaser shall accept such electronic transfers from Vendor without delay.
(h)	If, for any reason, the ECON or any other Governmental Authority or any other Third Party requires either Party (hereinafter referred to as "Such Party" in this and the next Clause) to make a deposit, to provide any undertakings, information or other documentation or to take any action as a condition of or a prerequisite for the approval of the transfer of any Permits or the transfer or assignment of any of the Assets to Purchaser, immediately after receiving notice of such requirements and at its sole cost, Such Party shall make such deposits, provide such undertakings, information or other documentation and take such action, as the case may be.

25

(i)	If Such Party fails to make a deposit with the ECON or other Third Party as provided under Clause 4.3(h) within five (5) days of Such Party's receipt of notification that such deposit is required, the other Party (hereinafter referred to as the "Other Party" in this Clause) shall have the right, but not the obligation, to make such deposit on behalf of Such Party and Such Party acknowledges and agrees that the Other Party shall be Such Party's agent with full power and authority to make such deposit for and on behalf of Such Party. Such Party shall reimburse the Other Party for the amount of any such deposit made by the Other Party and pay interest on the amount of such deposit at an annual rate equal to the Prime Rate plus one percentage point from the date on which the Other Party paid the deposit to the date on which the reimbursement for such deposit and payment of the corresponding interest is made in full. In addition to all other rights that may be available to the Other Party for the collection of such amounts from Such Party, the Other Party shall have the right to set-off the amount of any such deposit, including interest as provided in this Clause 4.3(i), against any monies payable by the Other Party to Such Party pursuant to this Agreement.

Article 5
REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties of Vendor

Vendor hereby makes the following representations and warranties to and in favour of Purchaser:

(a)	Vendor is a corporation duly formed and existing under the laws of the Province of Alberta and registered to carry on business in the jurisdictions in which the Assets are situate, except where failure to so register would not adversely affect the ability of Vendor to complete the Transaction on the basis contemplated in this Agreement;
(b)	Vendor has all requisite power and capacity to sell and convey the Assets in accordance with the provisions of this Agreement;
(c)	the execution, delivery and performance of this Agreement by Vendor has been duly and validly authorized by all requisite action on the part of Vendor partners, as the case may be, and will not result in any violation of, be in conflict with, or constitute a default under, the constating documents of Vendor;
(d)	the execution, delivery and performance of this Agreement by Vendor will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which Vendor is party or by which Vendor is bound; or (ii) any Applicable Law that is specifically applicable to Vendor;
(e)	this Agreement and all other agreements delivered or to be delivered by Vendor in connection herewith constitute, or when delivered shall constitute, legal, valid and binding obligations of Vendor, enforceable against Vendor in accordance with their respective terms, subject to all Applicable Law pertaining to bankruptcy, insolvency and creditors' rights and the general principles of equity;

26

(f)	subject to obtaining the Competition Act Approval, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by Vendor of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or to be obtained as and when required during the Pre-Closing Period;
(g)	Vendor has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Purchaser shall have any obligation or liability;
(h)	Vendor is not a non-resident of Canada for the purposes of section 116 of the Income Tax Act (Canada);
(i)	Vendor is a registrant in respect of GST under the Excise Tax Act (Canada) and its GST registration number is [Redaction];
(j)	Vendor has made available to Purchaser or its representatives all material records, books, accounts, documents, files, information, materials and filings pertaining to the ownership of the Assets, including all of the Title and Operating Documents, Material Contracts and other agreements and documents comprising the Miscellaneous Interests, that are in Vendor's possession and control as at the execution of this Agreement for the purpose of Purchaser's due diligence review of Vendor's title to the Assets;
(k)	Vendor has made diligent inquiries and searches for material documents and information relating to the Assets and for all information reasonably required to make the representations and warranties contained in this Agreement not misleading in light of the circumstances;
(l)	except for or pursuant to any Permitted Encumbrances:
(i)	Vendor has not alienated or encumbered the Assets or any part or portion thereof;
(ii)	at the Closing Time, the Assets shall be free and clear of all Encumbrances created by, through or under Vendor;
(iii)	Vendor has done no act or thing whereby any of the Assets may be reduced, cancelled or determined;
(iv)	to Vendor's knowledge there are no ROFRs or other similar restrictions on disposition affecting the Assets; and
(v)	Vendor has not received notice from any Third Party claiming an interest in and to the Assets adverse to the interest of Vendor and to Vendor's knowledge has no reason to believe that any such claim may be made;
(m)	except for or pursuant to any Permitted Encumbrances or as set out in Schedule A, the Petroleum and Natural Gas Rights are not subject to reduction by virtue of conversion, payout, or other alteration of interest;
(n)	Except for the Transportation, Sale and Handling Agreements, there are no: (i) production sales contracts pertaining to the Assets or any of them that cannot be terminated on notice of sixty (60) days or less without termination penalty or other cost; (ii) gas balancing or similar agreements pertaining to the Assets; (iii) agreements for the transportation, processing or disposal of Petroleum Substances produced from the Lands or lands pooled or unitized therewith that cannot be terminated on notice of [Redaction - date] days or less without termination penalty or other cost; or (iv) agreements for the transportation, processing or disposal of Petroleum Substances with Third Parties that cannot be terminated on notice of [Redaction - date] days or less without termination penalty or other cost;

27

(o)	Vendor has not received written notice of any default or purported default under any of the Title and Operating Documents or the Material Contracts included in the Miscellaneous Interests that remains outstanding in any material respect or that has not been remedied in all material respects and, to Vendor's knowledge, there has been no act or omission by Vendor that reasonably could constitute a breach of or a default under a Title and Operating Document that has not been remedied in all material respects;
(p)	Vendor has not received written notice of any breach or purported breach of any Applicable Law pertaining to the Assets or the ownership or operation thereof (excluding any Applicable Law relating to the Environment and including Applicable Law relating to health and safety) that remains outstanding in any material respect or that has not been remedied in all material respects and, to Vendor's knowledge, there has been no act or omission by Vendor that reasonably could constitute a breach of any such Applicable Law that has not been remedied in all material respects;
(q)	to Vendor's knowledge, to the extent pertaining to the Assets, all amounts including:
(i)	all Crown and lessor royalties and all lease rentals;
(ii)	all ad valorem and property taxes, and
(iii)	all production, severance and similar taxes, charges and assessments based upon or measured by the ownership or production of Petroleum Substances or any of them or the receipt of proceeds from the sale thereof;

that became due and payable to Third Parties on or prior to the date of this Agreement have been fully paid, except, in each case, for amounts that are being disputed in good faith;

(r)	except as set out in Part 3 of Schedule A, there are no Take or Pay Obligations pertaining to the Assets;
(s)	except in connection with the AFEs listed in Schedule D or to which Purchaser has consented or is deemed to have consented pursuant to Clause 9.1(a)(ii)(A), and excluding operating expenses incurred in the normal conduct of operations of the Assets, there are no AFEs or other financial commitments pertaining to the Assets under which individual expenditures in excess of [Redaction - dollar amount] or where the aggregate of all such expenditures is in excess of [Redaction - dollar amount] are or may be required to be made by Purchaser by virtue of Closing, taking into account, when applicable, the application of Clause 2.6;
(t)	excluding notices in respect of any Environmental Liabilities disclosed by Vendor to Purchaser prior to the date of this Agreement:
(i)	Vendor is not aware of nor has it received written notice of any orders or directives from any Third Party that are specific to or relate to the Assets or any portion thereof, related to Environmental Liabilities which require any work, repairs, construction or capital expenditures with respect to the Assets which have not been complied with in all material respects; and

28

(ii)	Vendor is not aware of nor has it received written notice of any demands or notices issued by any Third Party with respect to the breach of any Applicable Law relating to the Environment that are specifically applicable to or relate to the Assets or any portion thereof which remain outstanding in any material respect;
(u)	those Wells listed in Part 2 of Schedule A for which Vendor is operator and, to Vendor's knowledge, those Wells listed in Part 2 of Schedule A for which Vendor is not operator, have been operated and, if applicable, abandoned in all material respects in accordance with good oil and gas field practices and the material requirements of Applicable Law during the period or periods in which Vendor has been a working interest owner therein;
(v)	the Tangibles for which Vendor is operator and, to Vendor's knowledge, the Tangibles for which Vendor is not operator, have been operated in all material respects in accordance with good oil and gas field practices in Western Canada and the material requirements of Applicable Law during the period or periods in which Vendor has been a working interest owner therein;
(w)	except as disclosed in Part 2 of Schedule G, there are no unsatisfied judgments and no Claims in existence or, to Vendor's knowledge, contemplated or threatened against or with respect to the Vendor, the Assets or the interests of Vendor therein which might result in impairment or loss of the interest of the Vendor in and to the Assets or which might otherwise materially adversely affect the Assets;
(x)	Vendor does not have a LLR in respect of its assets and interest located in the Province of Saskatchewan, and in respect of itself, as determined under or pursuant to the applicable ECON rules, regulations, guidelines, directives, interim directives and policies that is in each case less than 1.0 and will not have such a LLR that is less than 1.0 following Closing and at the time of the transfer of the Assets as contemplated in this Agreement; and Vendor is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;
(y)	subject to:
(i)	Vendor's other representations and warranties relating to the Assets or the operation thereof made in this Clause 5.1 (including any limitations expressed therein or elsewhere in this Agreement);
(ii)	the Permitted Encumbrances;
(iii)	the satisfaction of the obligations required to maintain the Title and Operating Documents in good standing; and
(iv)	all defects, deficiencies, discrepancies or adverse claims in or affecting the title or interest of Vendor in and to any of the Assets which Purchaser has waived or been deemed to have waived pursuant to the provisions of Article 9 hereof;

29

Purchaser may, for the residue of the term of the Title and Operating Documents, take possession of and use the Assets for its own use and benefit without any interruption by the Vendor or any Person claiming by, through or under the Vendor;

(z)	the information set out in the Employee Letter is true and accurate in all material respects;
(aa)	No tangible depreciable property and assets which are used, were used or are intended to be used in producing, processing, gathering, treating, measuring, making marketable or injecting leased substances under the Title and Operating Documents or any of them or in connection with water injection or removal operations that pertain to the Petroleum and Natural Gas Rights, has been removed from its location since the Effective Time, other than as required in the ordinary course of business, nor has Vendor alienated or encumbered any such tangible depreciable property and assets since such date except for any Permitted Encumbrances;
(bb)	To Vendor’s knowledge, no obligations have accrued pursuant to the Title and Operating Documents that may be satisfied by the drilling of a well, the payment of compensatory royalty or the surrender of some or all of the interests granted, reserved or otherwise conferred pursuant to the Title and Operating Documents, other than obligations that have been satisfied (by means other than by the payment of compensatory royalties) or have been permanently waived;
(cc)	there are no active area of mutual interest or area of exclusion provisions in any of the Title and Operating Documents or other agreements or documents to which the Assets are subject; and
(dd)	excepting production limits of general application in the oil and gas industry, none of the Wells is subject to production or other penalties imposed by the Title and Operating Documents or by any other agreements and documents to which the Assets are subject, or by any Applicable Laws.
5.2	Limitation Regarding Vendor's Representations and Warranties
(a)	Each of Vendor's representations and warranties set forth in Clause 5.1 is made:
(i)	as of the date of this Agreement; and
(ii)	as of the Closing Date,

or, in each case, as of such other date or dates as specified therein.

(b)	Except as expressly set forth in Clause 5.1, Vendor makes no representation or warranty regarding:
(i)	itself;
(ii)	the accuracy or completeness of any data or information supplied by or on behalf of Vendor under this Agreement or otherwise in connection with the Transaction;
(iii)	the Assets, including:
(A)	the title or interest of Vendor in and to the Assets;
(B)	the quality, quantity or recoverability of Petroleum Substances within or under the Lands or any lands pooled or unitized therewith;

30

(C)	the value of the Assets or the future cash flow therefrom, including any past, present or future Losses and Liabilities, including Environmental Liabilities, pertaining to the Assets;
(D)	the quality, condition, fitness for any particular purpose or merchantability of any equipment or other tangible depreciable property included in the Assets or of any of the Lands or any lands pooled or unitized therewith; or
(E)	the effectiveness, standing or condition of any Miscellaneous Interests,

and Vendor hereby expressly negates, and Purchaser hereby waives, all other representations or warranties relating to any such Person, property, circumstance or matter, regardless of whether made directly or indirectly, in verbal, written or electronic form, by Vendor or any of its directors, officers, employees or other personnel, consultants, agents, auditors, counsel or representatives, or implied under or arising by operation of law.

(c)	Purchaser acknowledges and confirms that except for the representations and warranties set forth in Clause 5.1, it is acquiring the Assets on an "as is, where is" basis and that it has performed its own due diligence and evaluations and that it has relied, and will continue to rely, upon its own due diligence and evaluations with respect to all matters pertaining to Vendor, the Assets and the Transaction.
5.3	Representations and Warranties of Purchaser

Purchaser hereby makes the following representations and warranties to and in favour of Vendor:

(a)	Purchaser is a corporation duly formed and existing under the laws of the Province of Alberta and registered to carry on business in the jurisdictions in which the Assets are situate;
(b)	Purchaser has all requisite power and capacity to purchase and accept the Assets in accordance with the provisions of this Agreement;
(c)	the execution, delivery and performance of this Agreement by Purchaser has been duly and validly authorized by all requisite action on the part of its directors and officers and will not result in any material violation of, be in material conflict with, or constitute a default under, the constating documents of Purchaser;
(d)	the execution, delivery and performance of this Agreement by Purchaser will not result in any violation of, be in conflict with or constitute a default under: (i) any term or provision of any agreement or instrument to which Purchaser is party or by which Purchaser is bound; or (ii) any Applicable Law that is specifically applicable to Purchaser; except, in either case, where such conflict or default would not adversely affect the ability of Purchaser to complete the Transaction on the basis contemplated in this Agreement;
(e)	this Agreement and all other agreements delivered or to be delivered by Purchaser in connection herewith constitute, or when delivered shall constitute, legal, valid and binding obligations of Purchaser, enforceable against Purchaser in accordance with their respective terms, subject to all Applicable Law pertaining to bankruptcy, insolvency and creditors' rights and the general principles of equity;

31

(f)	subject to obtaining the Competition Act Approval, no authorization or approval or other action by, and no notice to or filing with, any Governmental Authority is required for the due execution, delivery and performance by Purchaser of this Agreement, other than authorizations, approvals or exemptions previously obtained and currently in force or to be obtained as and when required during the Pre-Closing Period;
(g)	Purchaser is not a "non-Canadian" as that term is defined in the Investment Canada Act (Canada);
(h)	Purchaser does not have a LLR in respect of its assets and interest located in the Province of Saskatchewan, and in respect of itself, as determined under or pursuant to the applicable ECON rules, regulations, guidelines, directives, interim directives and policies that is in each case less than 1.0 and will not have such an LLR that is less than 1.0 following Closing and at the time of the transfer of the Assets as contemplated in this Agreement; and Purchaser is not aware of any fact or circumstance that would prevent or delay the transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement;
(i)	Purchaser has not incurred any obligation or liability, contingent or otherwise, for brokers' or finders' fees in respect of this Agreement or the Transaction for which Vendor shall have any obligation or liability;
(j)	Purchaser is entering into this Agreement and will acquire the Assets for itself and not as agent or representative for any Third Party;
(k)	Purchaser is a registrant in respect of GST under the Excise Tax Act (Canada) and its GST registration number is [Redaction]; and
(l)	Purchaser has made inquiries of the relevant Governmental Authorities in the Province of Saskatchewan and believes in good faith that it will not have to post any security deposits required by any Governmental Authorities having jurisdiction over the Assets. If such security deposits are required by any Governmental Authority prior to transfer of any Permits relating to or forming part of the Assets as contemplated in this Agreement, Purchaser represents that it has sufficient resources available to it to post such deposits at Closing, and Purchaser is not aware of any other regulatory impediments to the transfer of such Permits which impediments arise solely as a result of certain risk assessments pertaining to Purchaser, and carried out by such Governmental Authorities.
5.4	Limitation Regarding Purchaser's Representations and Warranties

Each of Purchaser's representations and warranties set forth in Clause 5.3 is made as of the date of this Agreement and as of the Closing Date or, in each case, as of such other date or dates as specified therein.

5.5	Survival of Representations and Warranties

Subject to the provisions of Article 6 and Clause 6.6(d), the respective representations and warranties set forth in Clauses 5.1 and 5.3 shall, absent fraud, survive Closing for the [Redaction - time period] period immediately following Closing.

32

5.6	Anti-Sandbagging

Neither Party shall be liable under this Agreement for any Claims or Losses and Liabilities suffered, sustained, paid or incurred by the other Party after Closing that result from any inaccuracy in or breach of any representation or warranty in this Agreement if the Party seeking indemnification for such Claims or Losses and Liabilities had knowledge of such inaccuracy or breach at the time of Closing.

Article 6
INDEMNITIES FOR REPRESENTATIONS AND WARRANTIES AND OTHER MATTERS

6.1	Vendor's Indemnities for Representations and Warranties

From and after Closing and subject to Clauses 5.6, 6.5 and 6.6, Vendor shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Purchaser or any of the Purchaser's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and keep harmless Purchaser from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a consequence of any representations or warranties contained in Clause 5.1 being untrue or incorrect or of a breach by Vendor of any of its covenants contained in this Agreement that are to be performed or complied with at or prior to the Closing Time, provided that, Vendor shall have no liability under the foregoing assumption of liability and indemnity provided for in this Clause 6.1:

(a)	unless any individual matter or item forming the subject matter of indemnification exceeds [Redaction - dollar amount] (a "Qualifying Claim") and then only unless and until the aggregate amount of all such Losses and Liabilities and Claims pertaining to any Qualifying Claims exceeds [Redaction - dollar amount]. If the aggregate amount of the Losses and Liabilities and Claims pertaining to any Qualifying Claims exceeds [Redaction - dollar amount], Purchaser may make a Claim against Vendor for the full amount of such Losses and Liabilities and Claims pertaining to any Qualifying Claims. For clarity the threshold provided in this Clause 6.1(a) shall not apply to breaches by Vendor in the performance of any covenant specifically relating to post-Closing obligations;
(b)	for any act or omission undertaken or omitted to be undertaken by or on behalf of Vendor in connection with Vendor's obligations under Clauses 9.1 and 9.3 that was undertaken or omitted to be undertaken at the request of or with the written consent of Purchaser; or
(c)	for any such Losses and Liabilities or Claims in respect of which Purchaser, absent fraud, has not provided written notice thereof in reasonable detail to Vendor within the [Redaction - time period] period immediately following Closing.
6.2	Purchaser's Indemnities for Representations and Warranties

From and after Closing and subject to Clauses 5.6,  6.5 and 6.6, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and keep harmless Vendor from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a consequence of any representations or warranties contained in Clause 5.3 being untrue or incorrect or of a breach by Purchaser of any of its covenants contained in this Agreement that are to be performed or complied with at or prior to the Closing Time, provided that Purchaser shall have no liability under the foregoing assumption of liability and indemnity provided for in this Clause 6.2 for any such Losses and Liabilities or Claims in respect of which Vendor, absent fraud, has not provided written notice thereof in reasonable detail to Purchaser within [Redaction - time period] period immediately following Closing.

33

6.3	Future Obligations

From and after Closing Purchaser shall assume the Whitemap Area Obligations and shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it; which, in either case, arise out of any matter or thing that relates to the Whitemap Area Obligations arising, occurring or accruing after the Closing Time (excluding any Losses and Liabilities or Claims that pertain to any Environmental Liabilities, which shall be dealt with under Clause 6.4). Notwithstanding the foregoing in this Clause 6.3, nothing in this Clause 6.3 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or Vendor's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from:

(a)	matters or things for which Purchaser is entitled to indemnification pursuant to Clause 6.1; or
(b)	the gross negligence or wilful misconduct of Vendor.
6.4	Purchaser's Environmental Indemnity

From and after Closing Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, in respect of all past, present and future any Environmental Liabilities. This assumption of liability and indemnity shall apply without limit as to quantum or time and without regard to the negligence of Vendor or any of the Vendor's Related Persons. The Parties acknowledge that the Closing Purchase Price has taken into account all of the Environmental Liabilities identified by Purchaser prior to the date of this Agreement and in respect of which Purchaser provided notice to Vendor prior to the date of this Agreement and, accordingly, this assumption of liability and indemnity shall apply in respect of all of the Environmental Liabilities. Purchaser hereby waives, and acknowledges and agrees that it shall not exercise, any right or remedy against Vendor or any of the Vendor's Related Persons in respect to any such Environmental Liabilities that Purchaser may otherwise have under Applicable Law, including any right to name Vendor or any of the Vendor's Related Persons as a party to any Claim commenced by Purchaser or by any Third Party in which Purchaser is a party. Notwithstanding the foregoing in this Clause 6.4, nothing in this Clause 6.4 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor's Related Persons in connection with any such Losses and Liabilities or any such Claims to the extent arising from matters or things for which Purchaser is entitled to indemnification pursuant to Clause 6.1.

6.5	Time Limitation

Absent fraud, neither Party shall make any Claim under or in respect of Clause 6.1 or 6.2 after the expiry of the [Redaction - time period] period immediately following Closing and neither Party shall have any liability under Clause 6.1 or 6.2 unless written notice, with reasonable particulars, of the applicable Losses and Liabilities or Claim has been received by such Party during the [Redaction - time period] period immediately following Closing.

34

6.6	Limitation of Remedies
(a)	From and after Closing the sole remedy available to:
(i)	Purchaser in respect to any of Vendor's representations and warranties set forth in Clause 5.1 being untrue or incorrect or a breach by Vendor of any of its covenants in this Agreement that are to be performed prior to or at the Closing Time shall be Vendor's assumption of liability and indemnity provided for in Clause 6.1 and Purchaser hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise; and
(ii)	Vendor in respect to any of Purchaser's representations and warranties set forth in Clause 5.3 being untrue or incorrect or a breach by Purchaser of any of its covenants in this Agreement that are to be performed prior to or at the Closing Time shall be Purchaser's assumption of liability and indemnity provided in Clause 6.2 and Vendor hereby releases and waives any and all other Claims or any other remedy or relief that it has or hereafter may have in this regard, whether arising at law, in equity or otherwise.
(b)	Nothing in Clause 6.1 shall be construed so as to require Vendor to be liable for or to indemnify Purchaser or any of the Purchaser's Related Persons in connection with any Consequential Losses or any Losses and Liabilities or any Claims to the extent arising as a consequence of the gross negligence or wilful misconduct of Purchaser or any of the Purchaser's Related Persons.
(c)	Nothing in Clause 6.2 shall be construed so as to require Purchaser to be liable for or to indemnify Vendor or any of the Vendor's Related Persons in connection with any Consequential Losses or any Losses and Liabilities or any Claims to the extent arising as a consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons.
(d)	Notwithstanding any other provision in this Agreement, in no event shall the liability of Vendor under or in respect of this Agreement, including all Claims by Purchaser arising out of or in connection with this Agreement, exceed, in the aggregate, an amount equal to [Redaction - limitation of liability]. This Clause 6.6(d) shall survive Closing and any termination of this Agreement.
6.7	Procedures - General Indemnities

If a Party (the "Claiming Party") wishes to claim indemnification from the other Party (the "Indemnifying Party") pursuant to Clause 6.1, 6.2, 6.3 or 6.4, the following shall apply:

(a)	Promptly after acquiring knowledge of the subject matter of the Claim or the Losses and Liabilities in respect of which the claim for indemnification is to be made (an "Indemnified Matter"), the Claiming Party shall provide notice thereof to the Indemnifying Party, provided that, failure to give such notice will not limit or lessen the right of the Claiming Party to indemnity under this Agreement except to the extent that the Indemnifying Party is prejudiced in its contest or defence of the Indemnified Matter as a result of such failure. Such notice shall describe the nature of the Indemnified Matter in reasonable detail and indicate, if reasonably ascertainable, the Claiming Party's good faith estimate of the amount for which the Indemnifying Party may be liable under this Agreement in respect of such Indemnified Matter.
(b)	If the Indemnified Matter relates to a Claim made or brought by a Third Party:

35

(i)	The Indemnifying Party shall have the right to participate in or to elect to assume control of the defence or dispute of any such Claim. Any such participation in or assumption of control of the defence or dispute of the Claim shall be at the Indemnifying Party's own expense and use counsel chosen by the Indemnifying Party. The Claiming Party shall provide all reasonable assistance that the Indemnifying Party may reasonably request in connection with such defence or dispute.
(ii)	The Claiming Party shall have the right to participate in the defence or dispute of any such Indemnified Matter using counsel of its own choice if representation of both the Claiming Party and the Indemnifying Party by the same counsel would be inappropriate due to conflicting interests of the two Parties, including Claims that would be partially excluded from indemnification by the Indemnifying Party by virtue of another provision of this Agreement. The Indemnifying Party shall be liable for the costs of such additional counsel retained by the Claiming Party, but only to the extent that such costs pertain to the defence or dispute of the Indemnified Matter.
(iii)	The Claiming Party shall not settle or compromise, or propose to settle or compromise, any such Indemnified Matter without first obtaining the consent of the Indemnifying Party, provided that, such consent shall not be required if: (A) the Indemnifying Party denies or disputes that the particular Claim constitutes an Indemnified Matter and refuses to take responsibility for the defence or dispute thereof as provided above; (B) the Indemnifying Party fails to respond to any notice of the Indemnified Matter given by the Claiming Party in accordance with Clause 6.7(a) within fifteen (15) days of receipt thereof by the Indemnifying Party; or (C) the Indemnifying Party either refuses or fails to defend or dispute such Indemnified Matter after assuming responsibility for the defence or dispute thereof as provided above. In each such a case, the Claiming Party shall be entitled to defend, dispute, settle or compromise such a Claim by a Third Party in any manner it determines to be appropriate, acting reasonably and in good faith, subject to any limitations set forth in this Agreement.
(c)	If the Indemnified Matter relates to Losses and Liabilities directly suffered, sustained, paid or incurred by the Claiming Party or any of the Claiming Party's Related Persons, the Indemnifying Party shall respond to the Claiming Party as to whether the Indemnifying Party accepts liability for such Indemnified Matter within thirty (30) days of receipt of the Claiming Party's notice given in accordance with Clause 6.7(a) and:
(i)	if the Indemnifying Party does not respond within such thirty (30) day period, the Indemnifying Party shall be deemed to have accepted its liability for such Indemnified Matter;
(ii)	if the Indemnifying Party accepts its liability for such Indemnified Matter, the Indemnifying Party shall discharge its liability to indemnify the Claiming Party within ten (10) days after the end of the initial thirty (30) day notice period; and
(iii)	if the Indemnifying Party disputes whether the particular Losses and Liabilities constitute an Indemnified Matter or the amount of such Losses or Liabilities for which the Indemnifying Party is liable within such thirty (30) day period, or if the Indemnifying Party accepts or is deemed to have accepted liability for such Indemnified Matter, but fails to discharge such liability within the specified period, the Claiming Party shall be free to seek to enforce its right to indemnification in respect of such Indemnified Matter under this Agreement in any manner that it deems appropriate.

36

(d)	If the Indemnifying Party has paid an amount in respect of an Indemnified Matter pursuant to this Agreement, then: (i) the Indemnifying Party will be subrogated to all and any Claims that the Claiming Party may have relating thereto without any further action; (ii) the Claiming Party, without limiting its rights to the indemnity under this Agreement, shall provide any reasonable assistance that the Indemnifying Party may reasonably request in order to permit the Indemnifying Party to pursue such Claims; and (iii) if the Claiming Party is subsequently reimbursed by any Person or from any source other than the Indemnifying Party in respect of the Indemnified Matter, the Claiming Party shall promptly pay to the Indemnifying Party any such amounts so received by it, up to the amount received from the Indemnifying Party in respect of such Indemnified Matter.

Article 7
RIGHTS OF FIRST REFUSAL

7.1	Rights of First Refusal
(a)	Forthwith upon execution of the Agreement by the Parties, Purchaser shall advise in writing of its bona fide allocations of value for the Assets to which the Identified ROFRs relate (the "ROFR Allocations").
(b)	Vendor shall issue notices to the Third Parties holding Identified ROFRs (the "ROFR Holders") in accordance with the applicable provisions of such rights no later than five (5) Business Days after it receives the value allocations relating to the Assets affected by each such Identified ROFR from Purchaser as provided in Clause 7.1(a).
(c)	Vendor shall notify Purchaser in writing forthwith upon receipt of notice from any Third Party exercising or waiving any Identified ROFRs for which notices were issued pursuant to Clause 7.1(b).
(d)	Vendor shall comply with the terms of each of the Identified ROFRs exercised by the holders thereof by selling and conveying to such holders the portion of the Assets which are subject to such exercised Identified ROFR. If any Identified ROFRs are exercised by the holders thereof this Agreement shall be deemed to have been amended, effective as of the date of this Agreement, to exclude the applicable Assets from the definitions of "Assets", "Major Facilities and Pipelines", "Miscellaneous Interests", "Petroleum and Natural Gas Rights", "Tangibles" and "Wells", as may be applicable, and to reduce the Purchase Price by the aggregate of the values allocated to such Assets as provided in Clause 7.1(a).
(e)	From and after Closing the Parties shall cooperate and shall take all steps required to comply with any ROFRs identified after Closing in accordance with the terms thereof. Purchaser shall be entitled to receive all proceeds payable by the holders of any such ROFRs exercised after Closing and there will be no adjustment to the Closing Purchase Price as a consequence of the identification of any such ROFRs or the exercise thereof after Closing.
(f)	Notwithstanding any other provision in this Agreement, Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall indemnify Vendor and each of the Vendor's Related Persons from and against, all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a consequence of any allocation of value provided by Purchaser and used by Vendor in the issuance of a notice in respect of a Identified ROFR pursuant to Clause 7.1(a), any failure by Purchaser to comply with the terms of any ROFR identified after Closing and any allocation of value used by Purchaser in the issuance of a notice in respect of a ROFR identified after Closing.

37

(g)	If, at Closing, any Identified ROFR has not been waived and the time to elect has not elapsed (the "Unexpired ROFRs"), Closing shall proceed in respect of the remaining Assets, and the Parties will deposit with the Escrow Agent under the terms of the ROFR Escrow Agreement, that portion of the Purchase Price allocated to the Assets subject to the Unexpired ROFRs (the "Escrow Assets") and all closing documentation required for the sale of all Escrow Assets by Vendor to Purchaser. In such case, the following procedures shall apply:
(i)	if an Unexpired ROFR is exercised by a Third Party, the Parties will promptly notify the Escrow Agent thereof in writing and:
(A)	the funds deposited with the Escrow Agent in respect of such Escrow Assets will be refunded by the Escrow Agent to Purchaser together with the interest earned thereon while held by the Escrow Agent; and
(B)	the closing documentation related to such Escrow Assets deposited with the Escrow Agent will be of no force or effect;
(ii)	if after Closing an Unexpired ROFR is extinguished by lapse of time, waiver or otherwise (other than as a result of being exercised), the Parties will promptly notify the Escrow Agent thereof in writing and:
(A)	the Escrow Agent will promptly pay the funds deposited with the Escrow Agent in respect of such Escrow Assets to Vendor together with the interest earned thereon while held by the Escrow Agent; and
(B)	the Escrow Agent will promptly deliver copies of the closing documentation deposited with the Escrow Agent in relation to such Escrow Assets to each Party, such documentation shall be effective and the sale of such Escrow Assets to Purchaser pursuant hereto shall have closed.
(h)	If, prior to Closing, a ROFR Holder challenges a ROFR Allocation and the challenge has not been resolved prior to Closing, then:
(i)	if such ROFR Holder has not commenced an action with respect to the ROFR Allocation prior to the Closing Date, the Parties shall proceed to Closing with the applicable Assets included in the Assets conveyed at Closing;
(ii)	if such ROFR Holder has commenced any litigation, legal proceedings or arbitration with respect to the ROFR Allocation (a "ROFR Action") prior to the Closing Date, then Closing shall occur on the Closing Date with respect to only those Assets not subject to the ROFR Action and conveyance of those Assets subject to the ROFR Action and payment for same shall be governed by the ROFR Escrow Agreement;
(iii)	Vendor shall diligently proceed with the defence, compromise or settlement of the ROFR Action and shall advise Purchaser with respect to the ROFR Action;
(iv)	the Parties shall cooperate with each other in the defence of the ROFR Action; and

38

(v)	Vendor shall not enter into any settlement, consent order or other compromise with respect to the ROFR Action without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, delayed or conditioned).
(i)	If, after the amount finally attributed to those Assets subject to the ROFR Action has been decided by way of judicial resolution or settlement, the applicable ROFR Holders do not exercise their Identified ROFR on such Assets, then:
(i)	the Parties shall proceed to close on the sale of such Assets to Purchaser, to the fullest extent possible, under the same terms and conditions as contained within this Agreement; and
(ii)	at the closing of such sale, Vendor shall be paid the entire amount originally allocated by Purchaser to such Assets, provided that the Parties shall be required to close on such Assets no later than thirty (30) days following the ROFR Holder’s election to not exercise its Identified ROFR.
(j)	If, within one hundred fifty (150) days from Closing:
(i)	Vendor provides to Purchaser written confirmation to Purchaser’s reasonable satisfaction, that a ROFR Holder which had previously exercised an Identified ROFR has subsequently elected to not proceed with, or is otherwise unable to consummate, the acquisition of those Assets which were the subject of such exercised Identified ROFR;
(ii)	all rights of ROFR Holders in respect of such Identified ROFR have otherwise expired or been waived in accordance with its terms; and
(iii)	Vendor’s subsequent sale and conveyance of such Assets to Purchaser would not give rise to or make operative any further or additional ROFR, whether triggered by this Agreement or otherwise,

Vendor shall sell and convey such Assets to Purchaser and Purchaser shall purchase and accept such Assets from Vendor, pursuant to an agreement on the same terms as this Agreement, and for an amount equal to the ROFR Allocation.

Article 8
SEISMIC Data

[Redaction - treatment of seismic data]

Article 9
PRE-CLOSING PERIOD

9.1	Maintenance of Assets
(a)	During the Pre-Closing Period, to the extent that the nature of Vendor's interests permits, and subject to the Title and Operating Documents and any other agreements and documents to which the Assets are subject:
(i)	Vendor shall:

39

(A)	operate and maintain the Assets in all material respects, in accordance with generally accepted oil and gas industry practices and all Applicable Law pertaining to the Assets;
(B)	operate and maintain the Assets in all material respects, in accordance with the terms and conditions of the Title and Operating Documents included in the Miscellaneous Interests;
(C)	pay or cause to be paid all costs and expenses relating to the Assets which become due and payable during the Pre-Closing Period; and
(D)	continue to maintain its insurance coverage in respect of the Assets that is in effect as of the date of this Agreement; and
(ii)	Vendor shall not, without Purchaser's prior written consent:
(A)	make any commitment or propose, initiate or authorize any individual expenditure with respect to the Assets that is in excess of [Redaction - dollar amount] or where the aggregate of all such expenditures is in excess of [Redaction - dollar amount], except in the case of an emergency, to protect the Environment, protect life or safety or preserve the Assets or title to the Assets, or to the extent required by the order or direction of a Governmental Authority;
(B)	surrender or abandon any of the Assets;
(C)	terminate or amend, or agree to the amendment, in any material respect the terms or conditions of any Title and Operating Documents included in the Miscellaneous Interests;
(D)	sell, transfer, assign, encumber or otherwise dispose of, surrender, forfeit or abandon any of the Assets or any part thereof, create any adverse Claims against the Assets or agree to do any of the foregoing except for sales of surplus equipment, materials, supplies and inventory in the ordinary course of business and provided that such proceeds shall be adjusted for pursuant to Clause 2.6;
(E)	grant any Security Interests in respect of the Assets, except for Permitted Encumbrances;

or agree to do any of the foregoing.

(b)	For the purposes of this Clause 9.1, Purchaser's consent shall be deemed to have been provided if the matters referred to in this Clause 9.1 are identified or described in this Agreement or in respect of which Purchaser's consent in writing has been obtained.
9.2	Lease Rental Payments
(a)	Unless otherwise directed by Purchaser, Vendor shall pay on behalf of Purchaser all rentals and shut-in royalty payments for Crown and freehold mineral and surface leases which are due and payable on or before [Redaction - date].

40

(b)	Vendor will be responsible for production accounting for the production month in which Closing occurs and Purchaser shall be responsible for production accounting after such date.
(c)	Vendor will be responsible for marketing all production to the last day of the month following the month in which Closing occurs. Vendor shall be entitled to market all such production in accordance with its current marketing policies and agreements pertaining to the Assets, if any. Purchaser shall be responsible for marketing of production after such date.
9.3	Interim Period Notices
(a)	Vendor shall promptly provide Purchaser with copies of any AFEs, requests for consents, ROFRs, operations notices and other similar notices received by Vendor in connection with the Assets received by Vendor during the Pre-Closing Period.
(b)	Prior to the Closing Date, without the written consent of Vendor, Purchaser shall not, and shall not be entitled to, propose to Vendor, or to cause Vendor to propose to others, the conduct of any operations on the lands or the exercise of any right or option relative to the Assets.
9.4	Purchaser Indemnity

Insofar as Vendor takes actions on behalf of Purchaser on the instructions of Purchaser in respect of the Assets during the Pre-Closing Period, Purchaser shall indemnify and save harmless Vendor from and against all of Vendor's Losses arising as a consequence of same, except to the extent caused by the gross negligence or wilful misconduct of Vendor or its servants, agents or employees.

9.5	Insurance Matters

In the event that Environmental Liabilities are created or arise as a result of any action, event, omission or circumstance arising during the Pre-Closing Period, Vendor shall make all such claims as it is entitled to make under its insurance policies, or those held on its behalf or for its benefit, and, if Closing occurs and Vendor actually receives insurance proceeds from those claims, Vendor shall pay over to Purchaser all such insurance proceeds it receives as soon as reasonably practicable.

9.6	Competition Act Filing
(a)	As promptly as reasonably practicable, but in no event later than ten (10) Business Days following execution and delivery of this Agreement, Purchaser shall file with the Commissioner a request for an advance ruling certificate pursuant to the Competition Act (or, in the event that the Commissioner is not prepared to issue such certificate, a No Action Letter and waiver under paragraph 113(c) of the Competition Act relieving the Parties from the obligation to file under Part IX of the Competition Act) and Vendor shall furnish Purchaser with such information and assistance as may be reasonably requested in order to prepare and file such request for an advance ruling certificate.
(b)	The Parties shall use commercially reasonable efforts to respond promptly to any request or notice from any Governmental Authority requiring the Parties, or any one of them, to supply additional information that is relevant to the Commissioner's assessment of the Transaction including, without limitation, pursuant to section 114(2) of the Competition Act.
(c)	[Redaction - terms related to the payment of the filing fees and other costs]

41

(d)	Subject to Applicable Law, each Party shall provide the other Party (or its external counsel in respect of competitively-sensitive, privileged or confidential matters) with reasonable opportunity to review and comment on all filings, applications and submissions to be made by it with or to the Commissioner, the Competition Bureau or any other Governmental Authority relevant to the Competition Act Approval, and to review all notices and correspondence received from the Competition Bureau with respect to all such filings, applications and submissions made under the Competition Act and such other Party shall use its commercially reasonable efforts to cooperate with and assist such Party in the preparation and making of all such filings, applications and submissions and obtaining the Competition Act Approval.

Article 10
Post-Closing Matters

10.1	Post-Closing Matters
(a)	Following Closing, if and to the extent that Purchaser must be novated into, recognized as a party to, or otherwise accepted as assignee or transferee of Vendor's interest in the Assets or certain of them, including any Title and Operating Documents or other agreements governing or otherwise pertaining to any Assets or the operation thereof, the following provisions shall apply with respect to the applicable Assets until such novation, recognition or acceptance has occurred:
(i)	at Purchaser's sole cost and expense, Vendor shall operate and maintain the applicable Assets on behalf of Purchaser as its agent;
(ii)	Vendor shall not initiate or authorize any operations with respect to the applicable Assets, except upon the written direction of Purchaser or if Vendor reasonably determines that such operations are required for the protection of life or property, in which case Vendor may take any actions that it reasonably determines are required in the circumstances, provided that, in such latter case Vendor shall promptly notify Purchaser of such actions and Vendor's estimate of the costs and expenses associated therewith;
(iii)	Vendor shall promptly provide to Purchaser all AFEs, notices and other information, documents and correspondence relating to the applicable Assets that it receives and shall respond promptly to such AFEs, notices and other information and documents pursuant to the written instructions of Purchaser, but only if such instructions are received on a timely basis, provided that, Vendor may, but shall not be obliged to, refuse to follow any such instructions that it reasonably believes to be contrary to Applicable Law or in conflict with any applicable Title and Operating Document or other agreement; and
(iv)	as soon as is reasonably practicable, Vendor shall deliver to Purchaser all revenues, proceeds and other benefits received by Vendor and derived from the Assets (excluding any such revenues, proceeds or benefits that relate to matters arising prior to the Effective Time), less the share of the applicable Crown or lessor royalties, operating costs, treating, processing and transportation expenses and any other costs and expenses directly associated with the Assets and the Petroleum Substances produced therefrom or allocated thereto that have been paid or are payable by Vendor, and less any out-of-pocket costs and expenses paid or incurred by Vendor in the discharge of its duties and obligations pursuant to this Clause 10.1.
(b)	If and to the extent that Vendor holds or maintains any Assets and takes actions with respect to any Assets on behalf of Purchaser pursuant to this Clause 10.1, then Vendor shall hold the same as bare trustee and be deemed to be the agent of Purchaser in such regard. Purchaser does hereby and shall ratify all actions taken by Vendor or refrained to be taken by Vendor pursuant to the terms of this Clause 10.1 in such capacity, with the intention that all such actions shall be for all purposes deemed to be those of Purchaser.

42

(c)	If Vendor participates in any operations or exercises rights or options in respect to any Assets as the agent of Purchaser pursuant to this Clause 10.1, then Vendor may require Purchaser to secure the costs to be incurred by Vendor on behalf of Purchaser in respect to such operations or pursuant to such election in such manner as may be reasonably appropriate in the circumstances.
(d)	Vendor shall use commercially reasonable efforts to assist in operatorship of the relevant assets being transferred to Purchaser, and where applicable, shall vote in favour of Purchaser in becoming operator.
10.2	Delivery of Title and Operating Documents and Miscellaneous Interests

Within seven (7) Business Days after all of the Specific Conveyances has been completed Vendor in accordance with Clause 4.3 or any other day as Vendor and Purchaser may agree, Vendor shall deliver or cause to be delivered to Purchaser the Title and Operating Documents, the Material Contracts, and such other agreements and documents to which the Assets are subject, the original copies of those contracts, agreements, records, books, documents, licences, reports and data comprising Miscellaneous Interests which are in the possession and control of Vendor, to the extent they are in physical form. In the case of Vendor's electronic well files, Vendor shall make a digital version of such files available to Purchaser within such time period. Notwithstanding the foregoing in this Clause:

(a)	if and to the extent any such materials also pertain to assets or interests other than the Assets, Vendor may retain photocopies or other copies of such required materials; and
(b)	to the extent that there are any pending or threatened Claims, audits or other matters involving or relating to the Assets that pertain to the period prior to the Effective Time, Vendor, at its own cost, may make and retain copies of the relevant portions of such materials.
10.3	Removal of Signs

Within sixty (60) days after Closing, Purchaser shall remove Vendor's name from all signs and remove any other items indicating ownership by Vendor located on, at or near any Wells or Tangibles. If Purchaser fails to remove Vendor's name from such signs or to remove such other items in respect to any such Wells or Tangibles within such period, then Vendor shall have the right, but not the obligation, to remove same and Purchaser shall reimburse Vendor for all reasonable costs incurred by Vendor in doing so.

10.4	Limitation of Liability for Post-Closing Operations
(a)	Vendor and the Vendor's Related Persons shall have no liability for any Losses and Liabilities paid, incurred or suffered by Purchaser or any of the Purchaser's Related Persons or any Claims made against any of them relating to any operation or maintenance of the Assets after Closing or the discharge by Vendor of its obligations pursuant to the other provisions of this Article 10, except to the extent that any such Losses and Liabilities or any such Claims arise as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons, provided that in no event shall Vendor be liable to Purchaser or Purchaser's Related Persons for any Consequential Losses relating to such operation or maintenance of the Assets.

43

(b)	Purchaser shall be liable for all Losses and Liabilities suffered, sustained, paid or incurred by Vendor or any of the Vendor's Related Persons, and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor's Related Persons from and against all Losses and Liabilities suffered, sustained, paid or incurred by it and all Claims made against it, in either case, as a result of any actions taken or operations conducted in accordance with the other provisions of this Article 10, except to the extent arising as a direct consequence of the gross negligence or wilful misconduct of Vendor or any of the Vendor's Related Persons.

Article 11
Due Diligence REVIEW

11.1	Due Diligence

Purchaser acknowledges that it has, prior to the execution hereof, been given an opportunity to:

(a)	review Vendor's title to the Assets; and
(b)	conduct an environmental review of the Assets;

and that it has satisfied itself in regard to both Vendor's title to the Assets and all environmental matters relating to the Assets, including any past, present or future Environmental Liabilities. Purchaser expressly waives all defects relating either to Vendor's title to the Assets or to environmental matters relating to the Assets, whether disclosed by Purchaser's review or otherwise. However, nothing in this Clause shall be a waiver by Purchaser of any matters in respect of which it is entitled to indemnification pursuant to Clause 6.1.

Article 12
EMPLOYEE AND CONTRACTOR MATTERS

[Redaction - treatment of Employees and certain independent contractors]

12.4	Privacy Matters
(a)	To Vendor's knowledge, Vendor has complied at all times with all Applicable Privacy Laws in connection with Purchaser's collection, use and disclosure of Personal Information, and all Personal Information has been collected, used and disclosed with the consent of each individual to whom such Personal Information relates and has been used only for the purposes for which it was initially collected.
(b)	The Parties and their Related Persons agree that:
(i)	they are responsible for compliance at all times with Applicable Privacy Laws which govern the collection, use or disclosure of Personal Information disclosed to any Party pursuant to or in connection with this Agreement;
(ii)	only Personal Information which is necessary for the Parties to carry out the Transaction shall be exchanged between the Parties;

44

(iii)	following Closing, Purchaser shall not use any Personal Information disclosed by Vendor or its Related Persons for any purposes other than those for the purposes for which the information was initially collected and in relation to the business activity which is the subject of this Agreement;
(iv)	each Party has taken and shall continue to take reasonable steps to, in accordance with Applicable Laws, prevent accidental loss or corruption of the disclosed Personal Information, unauthorized input or access to the disclosed Personal Information, or unauthorized or unlawful collection, storage, disclosure, recording, copying, alteration, removal, deletion, use or other processing of such disclosed Personal Information; and
(v)	where authorized by Applicable Laws, each Party shall promptly notify the other Parties of all inquiries, complaints, requests for access, variations or withdrawals of consent and claims of which the Party is made aware in connection with the disclosed Personal Information. To the extent permitted by Applicable Law, the Parties shall fully cooperate with each other, with the Persons to whom the Personal Information relates, and any authorized authority charged with enforcement of Applicable Privacy Laws, in responding to such inquiries, complaints, requests for access, variations or withdrawals of consent and claims.

Article 13
GENERAL

13.1	Further Assurances

Each Party will, from time to time and at all times after Closing, without further consideration, do such further acts and deliver all such further assurances, deeds and documents as shall be reasonably required in order to fully perform and carry out the terms of this Agreement.

13.2	Land Contracts (Actions) Act and Limitation of Civil Rights Act
(a)	The Land Contracts (Actions) Act (Saskatchewan) shall have no application to any action, as defined in The Land Contracts (Actions) Act, as aforesaid, with respect to this Agreement; and
(b)	The Limitation of Civil Rights Act (Saskatchewan) shall have no application to this Agreement, or any mortgage, charge or other security for the payment of money made, given or created by this Agreement, or any agreement or instrument renewing or extending or collateral to this Agreement, or the rights, powers or remedies of the Vendor under this Agreement.
13.3	Entire Agreement
(a)	The provisions contained in all documents and agreements collateral hereto shall at all times be read subject to the provisions of this Agreement and, in the event of conflict, the provisions of this Agreement shall prevail.
(b)	Except as provided in the Confidentiality Agreement, this Agreement supersedes all other agreements, documents, writings and verbal understandings between the Parties relating to the subject matter of this Agreement and expresses the entire agreement of the Parties with respect to the subject matter of this Agreement.

45

13.4	Governing Law
(a)	This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein and shall, in every regard, be treated as a contract made in the Province of Alberta.
(b)	Subject to Clause 2.6(f) and Clause 2.6(g), the Parties shall attorn and submit to the jurisdiction of the courts of the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement.
13.5	Assignment; Enurement

This Agreement may not be assigned by a Party without the prior written consent of the other Party, which consent may be unreasonably and arbitrarily withheld. This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

13.6	Time of Essence

Time shall be of the essence in this Agreement.

13.7	Notices

The addresses for service and the fax numbers of the Parties shall be as follows:

Vendor:	ARC Resources Ltd. 1200, 308 - 4th Avenue S.W. Calgary, AB T2P 0H7

Attention: Vice President, Strategy and Business Development Facsimile: [Redaction]

Purchaser:	Spartan Energy Corp. 500, 850 - 2nd Street S.W. Calgary, AB T2P 0R8

Attention: Manager, Business Development Facsimile: [Redaction]

All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:

(a)	by personal delivery or courier service on a Party at the address of such Party set out above, in which case the item so served shall be deemed to have been received on the date of delivery if such delivery takes place prior to 5:00 p.m. on a Business Day. If the actual delivery of such notice occurs after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such actual delivery was made; or
(b)	by facsimile transmission to a Party to the fax number of such Party set out above, in which case the item so transmitted shall be deemed to have been received when received in its entirety in a legible form if such transmission and receipt are completed prior to 5:00 p.m. on a Business Day. If such transmission and receipt are completed after 5:00 p.m. on a Business Day or on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the date on which such transmission and receipt were completed.

46

A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to the other Party.

13.8	Invalidity of Provisions

In case any of the provisions of this Agreement should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby.

13.9	Waiver

No failure on the part of any Party in exercising any right or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or remedy preclude any other or further exercise thereof or the exercise of any right or remedy in law or in equity or by other Applicable Law or otherwise conferred. No waiver of any provision of this Agreement, including this Clause 13.9, shall be effective otherwise than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of the Party making such waiver.

13.10	Survival; No Merger

The respective representations, warranties, covenants and indemnities of the Parties contained in this Agreement, including all qualifications thereof and limitations thereon, shall not be merged in any assignments, conveyances, transfers and other documents provided for under this Agreement and shall survive Closing to the extent provided in the respect terms thereof.

13.11	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date of this Agreement, executed by a duly authorized representative of each Party.

13.12	Confidentiality and Public Announcements
(a)	Neither Party may disclose the contents of this Agreement, including the name of the other Party, or any information concerning negotiations leading to this Agreement and the Transaction, without the prior written consent of the other Party. Nothing contained in this Agreement shall prevent a Party from disclosing such information: (i) to any Governmental Authority or to the public, but in either case, only if and to the extent that such disclosure is required under any Applicable Law or any stock exchange rule or policy to which such Party or its Affiliate is subject; (ii) to obtain consents required under, or to comply with any ROFRs or other preferential, pre-emptive or first purchase rights contained in, the Title and Operating Documents and any other agreements and documents to which the Assets are subject; or (iii) if required to obtain the consent to the Transaction by Vendor's lenders or other security holders and, if applicable, to obtain their release of security interests in, or their acknowledgement of "no interest" in, the Assets; provided that, in each such instance, the Party that proposes to make such a disclosure shall advise the other Party of such proposed disclosure and shall use its reasonable efforts to prevent the disclosure of any such information that is not required to be disclosed for the listed purposes. This Clause 13.12(a) shall survive any termination of this Agreement prior to Closing for a period of one year following such termination.

47

(b)	The Confidentiality Agreement, insofar as it relates to "Evaluation Material" (as defined in the Confidentiality Agreement) pertaining to the Assets, shall terminate effective as of Closing. To the extent that the Confidentiality Agreement relates to "Evaluation Material" that pertains to any matter other than the Assets, such agreement shall continue in force and effect until it terminates, if at all, in accordance with its terms.
(c)	The Parties acknowledge that either or both of them may make press releases concerning the Parties' entry into this Agreement promptly after the execution hereof and further press releases promptly after Closing, provided that in no circumstances shall either Party disclose the name of the other Party on any such press release or otherwise. Each Party consents to the inclusion of a generic description of its businesses by the other Party in such other Party's press release(s) in this regard. The Parties agree that a press release issued by either Party may contain some or all of the financial terms of the Transaction. Without derogating from the Parties' rights to make public disclosures under Clause 13.12(a), each of Vendor and Purchaser shall use their reasonable efforts to furnish to the other Party with the proposed content of all press releases concerning this Agreement and the Transaction at least twenty-four (24) hours prior to the release or publication thereof, but in any event prior to the release or publication with reasonably sufficient time for the other Party to review and comment.
13.13	Financial Information

For the period commencing on the execution and delivery hereof and ending three (3) years after the Closing Date the Vendor shall:

(a)	use commercially reasonable efforts to provide the Purchaser or its auditors, counsel or engineers with financial, operating and other information for the Assets that is available and as may be reasonably required by Purchaser in order for the Purchaser to comply with Applicable Laws in respect of any prospectus, business acquisition report, press release or other disclosure document filed or to be filed in connection with the Transaction, the form and content of which are subject to or prescribed by Applicable Laws (collectively, the "Disclosure Documents");
(b)	permit Purchaser to file any Disclosure Documents required under applicable Regulations in connection with the Transaction, including with Canadian securities regulatory authorities under the System for Electronic Document Analysis and Retrieval (SEDAR); and
(c)	provide reasonable access during normal business hours at the Purchaser's sole cost and expense to personnel of the Vendor, its Related Persons or their auditors, counsel or engineers who are responsible for such financial, operating and reserves evaluation information.

48

13.14	Costs Incurred for Financial Information

Purchaser shall be solely responsible for and shall pay and, in addition and as an independent covenant, shall defend, indemnify and save harmless Vendor and each of the Vendor's Related Persons from and against, all Third Party costs incurred by Vendor in connection with Vendor's compliance with its obligations under this Clause 13.13.

13.15	Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

(Execution Page Follows)

49

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ARC RESOURCES LTD.		SPARTAN ENERGY CORP.
Per:	Signed "Terry Anderson"	Per:	Signed "Richard F. McHardy"
	Terry Anderson Senior Vice President and Chief Operating Officer		Richard F. McHardy President and Chief Executive Officer

Per:	Signed "Van Dafoe"
Van Dafoe Senior Vice President and Chief Financial Officer

This is the Execution Page for the Asset Purchase and Sale Agreement Between ARC Resources Ltd. and Spartan Energy Corp. dated November 17, 2016.

This and the Following Pages Comprise Schedule A Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

Part 1
Lands and Petroleum and Natural Gas Rights

[Redaction - property report]

A-2

Part 2
Wells

[Redaction - well list]

A-3

Part 3
Transportation, Sale and Handling Agreements

[Redaction - Transportation, Sale and Handling Agreements]

This and the Following Pages Comprise Schedule B Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

MATERIAL CONTRACTS

[Redaction - certain material contracts]

This and the Following Pages Comprise Schedule C Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

MAJOR FACILITIES AND PIPELINES

[Redaction - list of major facilities and pipelines]

This and the Following Pages Comprise Schedule D Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

OUTSTANDING AFEs

[Redaction - list of outstanding AFEs]

This and the Following Pages Comprise Schedule E Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

FORM OF GENERAL CONVEYANCE

GENERAL CONVEYANCE

THIS GENERAL CONVEYANCE made the ___ day of _______________, 2016.

BETWEEN:

ARC RESOURCES LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Vendor")

- and -

SPARTAN ENERGY CORP., a body corporate incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Purchaser")

WHEREAS pursuant to the provisions of an asset purchase and sale agreement dated November 17, 2016 between Vendor and Purchaser (the "Sale Agreement"), Purchaser has agreed to purchase Vendor's interest in the "Assets", as defined in the Sale Agreement, subject to the terms and conditions set forth in the Sale Agreement;

NOW THEREFORE THIS GENERAL CONVEYANCE WITNESSES that Vendor and Purchaser agree as follows:

1.	Definitions

Unless otherwise defined in this General Conveyance, capitalized words when used in this General Conveyance have the meaning ascribed to them in the Sale Agreement.

2.	Conveyance

Pursuant to and for the consideration provided for in the Sale Agreement, Vendor hereby sells, assigns, transfers, conveys and sets over to Purchaser Vendor's entire right, title, estate and interest in and to the Assets, and Purchaser hereby purchases and accepts the Assets, to have and to hold the same absolutely, together with all benefits and advantages to be derived therefrom, subject to the terms and conditions of the Sale Agreement.

3.	Effective Time

This General Conveyance shall be effective as the date first written above.

4.	Subordinate Documents

This General Conveyance is executed and delivered by the parties hereto pursuant to and for the purposes of the provisions of the Sale Agreement and the provisions of the Sale Agreement shall prevail and govern in the event of a conflict between the provisions of the Sale Agreement and this General Conveyance.

E-2

5.	Enurement

This General Conveyance shall be binding upon and shall enure to the benefit of the parties hereto and their respective administrators, trustees, receivers, successors and permitted assigns.

6.	Further Assurances

Each party hereto will, from time to time and at all times hereafter, at the request of the other party but without further consideration, do all such further acts and execute and deliver all such further documents as shall be reasonably required in order to fully perform and carry out the terms of this General Conveyance.

7.	Merger

Nothing contained in this General Conveyance shall in any way result in a merger of the terms and conditions of the Sale Agreement with the terms and conditions of this General Conveyance and the parties hereto specifically agree that all such terms and conditions of the Sale Agreement shall continue to apply to the within conveyance.

8.	Governing Law

This General Conveyance shall be governed by and construed in accordance with the laws of the Province of Alberta.

9.	Counterpart Execution

This General Conveyance may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the parties hereto have executed this General Conveyance as of the date first written above.

ARC RESOURCES LTD.		SPARTAN ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

This and the Following Pages Comprise Schedule F Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

FORM OF CERTIFICATE FOR VENDOR

TO: Spartan Energy Corp. ("Purchaser")

RE:	Asset Purchase and Sale Agreement dated November 17, 2016 (the "Sale Agreement") between ARC Resources Ltd. ("Vendor") and Purchaser

The undersigned, [INSERT NAME], being the [INSERT TITLE] of ARC Resources Ltd. hereby certifies, for and on behalf of Vendor and not in his/her personal capacity, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of Vendor, with the matters hereinafter certified.
2.	This certificate is made and delivered pursuant to Clause 4.1(c) of the Sale Agreement.
3.	The definitions contained in the Sale Agreement are adopted in this Certificate and wherever used shall have the meanings ascribed to them in the Sale Agreement.
4.	Each of Vendor's representations and warranties set forth in Clause 5.1 of the Sale Agreement:
(a)	was true and correct in all material respects as of the date of the Sale Agreement except where the representation and warranty in question was already qualified by materiality in which case such representation and warranty was true and correct as of the date of the Sale Agreement; and
(b)	is true and correct in all material respects as of the date of this Certificate except where the representation and warranty in question was already qualified by materiality in which case such representation and warranty is true and correct as of the date of this Certificate, or, in each case, was true and correct in all material respects as of such other date or dates as specified therein, except where the representation and warranty in question is qualified by materiality, in which case such representations and warranties were correct as of the date of the Sale Agreement and are correct on the date of this certificate.

5.	All obligations and covenants of Vendor to be performed or complied with prior to or at the Closing Time (other than in respect to the agreements, certificates and other instruments and documents to be delivered at the Closing Time by Vendor pursuant to Clause 4.1 of the Sale Agreement) have been performed or complied with in all material respects except where the covenant in question is qualified by materiality, in which case such covenant has been performed and complied with.

DATED at Calgary, Alberta, as of the _____ day of·_____________, 2016.

ARC RESOURCES LTD.
Per:
Name: Title:

F-2

FORM OF CERTIFICATE FOR PURCHASER

TO: ARC Resources Ltd. ("Vendor")

RE:	Asset Purchase and Sale Agreement dated November 17, 2016 (the "Sale Agreement") between Vendor and Spartan Energy Corp. ("Purchaser")

The undersigned, [INSERT NAME], being the [INSERT TITLE] of Spartan Energy Corp., hereby certifies, for and on behalf of Purchaser and not in his/her personal capacity, as follows:

1.	The undersigned is personally familiar, in his/her capacity as an officer of the Purchaser, with the matters hereinafter mentioned.
2.	This certificate is made and delivered pursuant to Clause 4.2(c) of the Sale Agreement.
3.	The definitions contained in the Sale Agreement are adopted and in this Certificate wherever used shall have the meanings ascribed to them in the Sale Agreement.
4.	Each of the respective representations and warranties of Purchaser set forth in Clause 5.3 of the Sale Agreement:
(a)	was true and correct in all material respects as of the date of the Sale Agreement except where the representation and warranty in question was already qualified by materiality in which case such representation and warranty was true and correct as of the date of the Sale Agreement; and
(b)	is true and correct in all material respects as of the date of this Certificate except where the representation and warranty in question was already qualified by materiality in which case such representation and warranty is true and correct as of the date of this Certificate, or, in each case, was true and correct in all material respects as of such other date or dates as specified therein, except where the representation and warranty in question is qualified by materiality, in which case such representations and warranties were correct as of the date of the Sale Agreement and are correct on the date of this certificate.

5.	All obligations and covenants of Purchaser to be performed or complied with prior to or at the Closing Time (other than in respect to the payments, agreements, certificates and other instruments and documents to be made and delivered at the Closing Time by Purchaser pursuant to Clause 4.2 of the Sale Agreement) have been performed or complied with in all material respects except where the covenant in question is qualified by materiality, in which case such covenant has been performed and complied with.

DATED at Calgary, Alberta, as of the _____ day of·_____________, 2016.

SPARTAN ENERGY CORP.
Per:
Name: Title:

This and the Following Pages Comprise Schedule G Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

DISCLOSED MATTERS

Part 1
Identified ROFRs

[Redaction - identified ROFRs list]

Part 2
Lawsuits, Claims and Other Disclosed Matters

[Redaction - list of identified lawsuits, claims and other disclosed matters]

This and the Following Pages Comprise Schedule H Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

FORM OF DEPOSIT ESCROW AGREEMENT

DEPOSIT ESCROW AGREEMENT

THIS AGREEMENT made as of November 17, 2016.

AMONG:

ARC RESOURCES LTD., a body corporate amalgamated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Vendor")

- and -

SPARTAN ENERGY CORP., a body corporate incorporated pursuant to the laws of the Province of Alberta and having an office in the City of Calgary, Alberta ("Purchaser")

- and -

BURNET, DUCKWORTH & PALMER LLP, a limited liability partnership formed under the laws of the Province of Alberta for the practice of law and having an office in the City of Calgary, in the Province of Alberta ("Escrow Agent")

(Each of Vendor, Purchaser and Escrow Agent may be referred to as a "Party" and, as the context requires, any two or all three of them may be referred to collectively as "Parties".)

WHEREAS pursuant to an Asset Purchase and Sale Agreement (the "Sale Agreement") dated November 17, 2016 between Purchaser and Vendor, Vendor agreed to sell and Purchaser agreed to buy the Assets on the terms and conditions set out therein;

AND WHEREAS, in connection with the Sale Agreement, Purchaser and Vendor desire that the Deposit be paid by Purchaser to the Escrow Agent and that such funds, together with any interest earned thereon while held by the Escrow Agent ("Deposit Interest"), be held and disbursed by the Escrow Agent as provided herein;

AND WHEREAS, in connection with the Sale Agreement, Purchaser and Vendor desire that Burnet, Duckworth & Palmer LLP ("BD&P") act as Escrow Agent hereunder and BD&P has agreed to act in such capacity.

NOW THEREFORE the Parties agree as follows:

Article 1
INTERPRETATION

1.1	Definitions

In addition to the terms and expressions defined elsewhere in this Agreement, capitalized terms and expressions that are used herein, but are not expressly defined herein, shall have the same meanings as were ascribed to such terms and expressions in the Sale Agreement, as amended up to the date hereof.

1.2	Headings

The use of "Article", "Clause", "sub-clause" or "Exhibit", whether or not followed by a number or letter or combination thereof, refers to the applicable article, clause, sub-clause or exhibit of or to this Agreement, unless the contrary is specified.

1.3	Interpretation Not Affected by Headings

The division of this Agreement into articles, clauses, exhibits and other sub-divisions and the insertion of headings for any of the foregoing are for convenience and reference only and shall not affect the construction or interpretation of this Agreement.

1.4	Words Importing Number or Gender

When the context reasonably permits, words in this Agreement that suggest the singular shall be construed to suggest the plural and vice versa, and words in this Agreement that suggest gender or gender neutrality shall be construed to suggest the masculine, feminine and neutral genders.

1.5	Use of Derivative Terms

If a derivative form of a term or expression that is already specifically defined in this Agreement is also used in this Agreement, then such derivative form shall have a meaning that corresponds to the applicable defined term or expression.

1.6	Use of "Including"

The use of "including", "includes" or similar words in this Agreement, when following any general statement, term or matter, is not to be construed to limit such general statement, term or matter to the specific items immediately following such word to those or similar items, whether or not non-limiting language (such as "without limitation" or "but not limited to" or words or phrases of similar import) is used, but rather such references shall be construed to refer to all items that could reasonably fall within the broadest possible scope of such general statement, term or matter.

1.7	Monetary References

Any reference in this Agreement to a monetary amount, including the use of the term "Dollar" or the symbol "$", shall mean the lawful currency of Canada unless the contrary is specified or provided for elsewhere in this Agreement.

1.8	References to Time

Any reference in this Agreement to any particular time shall mean the local time in Calgary, Alberta on the relevant day.

1.9	Date for Payments or Other Actions

Where any payment or calculation is to be made, or any other action is to be taken, on or as of a day that is not a Business Day, that payment or calculation is to be made, or that other action is to be taken, as applicable, on or as of the next following Business Day.

1.10	Calculation of Time Periods

Unless otherwise specified, time periods within or following which any payment is to be made or any act is to be done under this Agreement shall be calculated by excluding the day on which the period commences and including the day on which such periods ends.

Article 2
DESIGNATION OF ESCROW AGENT

2.1	Designation of Escrow Agent

Vendor and Purchaser hereby designate and appoint BD&P to act as the Escrow Agent on the terms and conditions set forth in this Agreement and BD&P hereby accepts such designation and appointment and agrees to act in such capacity subject to and in accordance with the terms of this Agreement.

Article 3
ESCROW AND DISBURSEMENT

3.1	Receipt of Deposit

The Escrow Agent hereby acknowledges receipt of the Deposit and agrees to hold and disburse or deliver it on and subject to the terms of this Agreement.

3.2	Investment of Deposit

The Escrow Agent shall deposit the Deposit in an interest bearing account at the Royal Bank of Canada in accordance with its practices for handling trust funds.

3.3	Release of Deposit
(a)	Subject to the provisions of Clauses 4.5, 4.6 and 4.7, the Escrow Agent shall hold the Deposit in trust and shall disburse the Deposit and any Deposit Interest, as instructed pursuant to a joint direction in writing, in the form attached as Exhibit "A", and executed by Purchaser and Vendor in accordance with clause 2.4(b) of the Sale Agreement, as applicable.
(b)	Notwithstanding the foregoing in this Clause 3.3, if Escrow Agent is of the view that the directions provided to it in connection with the Deposit and any Deposit Interest by either or both of Vendor and Purchaser are unclear, incomplete or contradictory or may be contrary to the provisions of this Agreement, the Escrow Agent shall be entitled to make an application to the Court of Queen's Bench of Alberta for advice and direction and, to the extent the Escrow Agent acts in accordance with such advice and direction, neither the Escrow Agent nor its partners, associates or employees will have any liability to Purchaser or Vendor for any claim, proceeding, loss, damages, liability or expense arising from such actions.

Article 4
ESCROW AGENT

4.1	Limitation of Liability

Neither the Escrow Agent nor its partners, associates or employees shall be liable for any claim, proceeding, loss, damages, liability or expense of any kind or nature caused directly or indirectly by any action taken or omitted to be taken by any of them under or in connection with this Agreement or as a result of relying on any communication or document believed by any of them to be genuine and correct and to have been communicated or signed by or on behalf of the Person by whom it purports to be communicated or signed, unless caused by the gross negligence or wilful misconduct of the Escrow Agent or its partners, associates or employees. The Escrow Agent shall be under no duty or obligation to ascertain the identity, authority, or rights of the parties hereto (or their agents) executing or delivering or purporting to execute or deliver this Agreement, or any instruments, documents, or papers related hereto or funds deposited or called for hereunder.

4.2	Payment of Fees and Disbursements of Escrow Agent

The Escrow Agent shall be entitled to be paid its usual fees for the performance of its duties as escrow agent hereunder and to be reimbursed for any disbursements incurred in connection with the performance of such duties. Such disbursements shall be borne and paid by Vendor.

4.3	No Conflict
(a)	Vendor and Purchaser acknowledge that BD&P has entered into and is acting under and pursuant to this Agreement for the convenience of Vendor and Purchaser and shall not be liable or accountable because of any conflicting or potentially conflicting duty to, or any advice provided by BD&P (acting in that capacity) to, any Person.
(b)	Notwithstanding this Agreement and the rights and obligations of Vendor and Purchaser hereunder, BD&P may continue to act for, represent and advise Vendor and its Affiliates with respect to the Sale Agreement, including all agreements and transactions contemplated therein, this Agreement and related matters, including any dispute between Vendor and Purchaser respecting the disbursement of any amounts hereunder.
4.4	Indemnity

Vendor and Purchaser shall jointly and severally indemnify the Escrow Agent and its partners, associates and employees from and against all claims, proceedings, losses, damages, liabilities and expenses of every description which may be incurred by the Escrow Agent or its partners, associates or employees and which in any way relate to or arise out of this Agreement, including any such claims, proceedings, losses, damages, liabilities and expenses arising from the negligence of the Escrow Agent or its partners, associates or employees, except to the extent resulting from the gross negligence or wilful misconduct of the Escrow Agent or its partners, associates or employees. This indemnity shall survive the resignation of the Escrow Agent from its duties and liabilities hereunder as provided herein or termination of this Agreement or the escrow arrangements provided for in this Agreement.

4.5	Resignation
(a)	Subject to Clause 4.5(b), the Escrow Agent may at any time resign and be discharged from all of its duties and liabilities hereunder.

(b)	If the Escrow Agent wishes to resign, it shall use all reasonable efforts to provide Vendor and Purchaser with reasonable notice of such resignation so that a replacement Escrow Agent may be appointed by Vendor and Purchaser and, failing such appointment within a period that is reasonable in the circumstances, the Escrow Agent may apply to the Court of Queen's Bench of Alberta, in the Judicial District of Calgary, on such notice as such Court may direct for the appointment of a replacement Escrow Agent. Either Vendor or Purchaser may at any time appoint a replacement Escrow Agent with the consent of the other, which consent shall not be unreasonably withheld or delayed.
4.6	Payment/Delivery Into Court

If any process is commenced in respect of the subject matter of this Agreement, including court orders, garnishees or any other processes, or any dispute arises out of this Agreement or if the Escrow Agent otherwise becomes aware of any dispute as to entitlement to all or part of the Deposit and any Deposit Interest, the Escrow Agent is hereby empowered and entitled to comply with any such orders, writs, judgments or decrees, or if it sees fit, to pay the Deposit and any Deposit Interest into court with the Court of Queen's Bench of Alberta.

4.7	Joint Directions

The Escrow Agent agrees to comply with all lawful joint directions in writing executed by Vendor and Purchaser that may be received by the Escrow Agent from time to time regarding the investment or disbursement of the Escrow Deposit held by the Escrow Agent pursuant to this Agreement.

Article 5
MISCELLANEOUS

5.1	Assignment

Neither this Agreement nor any of the rights of a Party hereunder may be sold, assigned, transferred, exchanged, alienated or disposed of in any way without the prior consent in writing of each other Party, with such consent being within the discretion of each such Party.

5.2	Further Assurances

Each Party will, from time to time and at all times after the execution hereof, without further consideration, at the reasonable request of a Party, do such further acts and deliver all such further assurances, deeds, instruments and documents as required in order to fully perform and carry out the terms of this Agreement or better evidence or perfect the full intent of the Parties, provided that any such request made to the Escrow Agent shall only be performed at the joint direction of Vendor and Purchaser.

5.3	Entire Agreement

Except for the Sale Agreement, in the case of Vendor and Purchaser, this Agreement constitutes the entire agreement among the Parties with respect to the subject matter hereof and cancels and supersedes any prior understandings and agreements (other than the Sale Agreement) among the Parties hereto with respect to the subject matter hereof.

5.4	Governing Law

This Agreement shall, in all respects, be subject to, interpreted, construed and enforced in accordance with and under the laws of the Province of Alberta and the laws of Canada applicable therein, excluding any conflict of laws, principles or rules embodied therein that would permit or require the application of the laws of another jurisdiction.

The Parties shall attorn and submit to the jurisdiction of the Court of Queen's Bench in the Province of Alberta and courts of appeal therefrom in respect of all matters arising out of this Agreement and shall commence all proceedings in such courts in the Judicial District of Calgary.

5.5	Enurement

This Agreement shall be binding upon and shall enure to the benefit of the Parties and their respective administrators, trustees, receivers, successors and permitted assigns.

5.6	Time of Essence

Time shall be of the essence in this Agreement.

5.7	Notices
(a)	All notices, communications and statements required, permitted or contemplated in this Agreement shall be in writing, and shall be delivered as follows:
(i)	by personal delivery or courier service to the applicable Party at the address of such Party set out below, in which case the notice shall be deemed to have been received on the day on which it is actually delivered; or
(ii)	by facsimile transmission to the applicable Party at the fax number of such Party set out below, in which case the notice so transmitted shall be deemed to have been received on the day on which it is received in its entirety in a legible form;

provided that, if any notice is delivered or transmitted after 4:00 p.m. on a Business Day or at any time on a day that is not a Business Day, then such notice shall be deemed to have been received on the first Business Day following the day on which such notice was delivered or transmitted.

(b)	The respective addresses and fax numbers for delivery of notices to Vendor and Purchaser are set forth hereunder.
If to Purchaser:
Spartan Energy Corp. 500, 850 - 2nd Street S.W.
Calgary, AB T2P 0R8

Attention: Manager, Business Development Facsimile: [Redaction]

If to Vendor:
ARC Resources Ltd. 1200, 308 - 4th Avenue S.W. Calgary, AB T2P 0H7

Attention: Vice President, Strategy and Business Development Facsimile: [Redaction]

(c)	The following address and the fax number shall be used for the delivery of notices to the Escrow Agent under this Agreement:
Burnet, Duckworth & Palmer LLP 2400, 525 - 8th Avenue S.W. Calgary, AB T2P 1G1

Attention: Jody L. Wivcharuk, Solicitor Facsimile: [Redaction]

(d)	A Party may from time to time change its address for service or its fax number or both by giving written notice of such change to each other Party.
5.8	Invalidity of Provisions

If any of the provisions of this Agreement are found to be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions contained in this Agreement shall not in any way be affected or impaired thereby and the Parties shall negotiate in good faith to endeavour to agree upon provisions to replace such invalid, illegal or unenforceable provisions in order to give effect to the intentions of the Parties with respect to the original provision.

5.9	Waiver
(a)	No failure or delay on the part of any Party in exercising any right, power or remedy under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any right, power or remedy in law or in equity or by other Applicable Law or otherwise conferred. No waiver of any provision of this Agreement, including this Clause 5.9, shall be effective otherwise than by an instrument in writing dated subsequent to the date of this Agreement, executed by the Party making such waiver.
(b)	No purported oral waiver or amendment of any requirements or provisions of this Agreement shall be effective or enforceable and no waiver or amendment of any requirements or provisions of this Agreement based on course of conduct, course of dealing or course of performance shall be effective or enforceable.
5.10	No Merger

The respective representations, warranties, covenants and indemnities of the Parties contained in this Agreement, including all qualifications thereof and limitations thereon, shall not be merged in any assignments, conveyances, transfers and other documents provided for under this Agreement.

5.11	Amendment

This Agreement shall not be varied in its terms or amended by oral agreement or by representations or otherwise other than by an instrument in writing dated subsequent to the date of this Agreement, executed by each Party.

5.12	Counterpart Execution

This Agreement may be executed in any number of counterparts with the same effect as if all signatories to the counterparts had signed one document. All such counterparts shall together constitute and be construed as one instrument. For avoidance of doubt, a signed counterpart provided by way of facsimile transmission or other electronic means shall be as binding upon the Parties as an originally signed counterpart.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first above written.

ARC RESOURCES LTD.		SPARTAN ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

BURNET, DUCKWORTH & PALMER LLP
Per:
Jody L. Wivcharuk
Solicitor

EXHIBIT "A"

FORM OF JOINT DIRECTION

TO:	Burnet, Duckworth & Palmer LLP 2400, 525 - 8th Avenue S.W.

Calgary, AB T2P 1G1

Attention: Jody L. Wivcharuk

RE:	Deposit Escrow Agreement dated November 17, 2016 (the "Escrow Agreement") among ARC Resources Ltd., Spartan Energy Corp. and Burnet, Duckworth & Palmer LLP (the "Escrow Agent")

AND RE: Asset Purchase and Sale Agreement dated November 17, 2016 between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser (the "Sale Agreement")

This Joint Direction is being provided pursuant to Clause 3.3(a) of the Escrow Agreement. All capitalized terms used herein have the meanings ascribed to them in the Escrow Agreement.

In accordance with the provisions of Clause 3.3(a) of the Escrow Agreement and clause 2.4(b) of the Sale Agreement, the undersigned hereby jointly, unconditionally and irrevocably authorize and direct the Escrow Agent to release the following to •.

Deposit and Deposit Interest

The sum of $•.

The undersigned certify that this Joint Direction is being made and provided to the Escrow Agent in compliance with the Escrow Agreement.

DATED this • day of •, 2016.

ARC RESOURCES LTD.		SPARTAN ENERGY CORP.
Per:		Per:
	Name: Title:		Name: Title:

Per:		Per:
	Name: Title:		Name: Title:

This and the Following Pages Comprise Schedule I Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

WHITEMAP AREA

[Redaction - map]

This and the Following Pages Comprise Schedule J Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

[Redaction - Form of ROFR Escrow Agreement]

This and the Following Pages Comprise Schedule K Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

SEISMIC DATA

[Redaction - seismic data]

This and the Following Pages Comprise Schedule L Attached to and Forming Part of an Asset Purchase and Sale Agreement Made as of November 17, 2016 Between ARC Resources Ltd., as Vendor, and Spartan Energy Corp., as Purchaser.

[Redaction - Form of Seismic License Agreement]